    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST   , 1996

                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                CYBERMEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                             7372                            95-4347239
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL               (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                       3000 OCEAN PARK BLVD., SUITE 2001
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 581-4700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                UNNI S. WARRIER
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                             CHAIRMAN OF THE BOARD
                                CYBERMEDIA, INC.
                       3000 OCEAN PARK BLVD., SUITE 2001
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 581-4700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

           ARTHUR F. SCHNEIDERMAN                              EDWARD M. LEONARD
              JUDITH M. O'BRIEN                                JOHN A. DENNISTON
      WILSON SONSINI GOODRICH & ROSATI                  BROBECK, PHLEGER & HARRISON LLP
          PROFESSIONAL CORPORATION                           TWO EMBARCADERO PLACE
             650 PAGE MILL ROAD                                 2200 GENG ROAD
         PALO ALTO, CALIFORNIA 94304                          PALO ALTO, CA 94303
               (415) 493-9300                                   (415) 424-0160

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

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                                  AMOUNT TO   PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
TITLE OF EACH CLASS OF               BE      OFFERING PRICE PER AGGREGATE OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED      REGISTERED       SHARE(1)          PRICE(1)           FEE
- -------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value                        $            $37,950,000        $13,087
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

(2) Includes             shares which the Underwriters have the option to
    purchase to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

           SUBJECT TO COMPLETION, DATED SEPTEMBER             , 1996

PROSPECTUS

                                             SHARES

                                     [LOGO]

                                  COMMON STOCK

     All of the             shares of Common Stock offered hereby are being sold
by CyberMedia, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated
that the initial public offering price will be between $          and
$          per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq
National Market under the symbol CYBR.
                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC            DISCOUNT (1)          COMPANY (2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total (3).........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting estimated expenses payable by the Company estimated at
    $          .

(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover
    over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be ready for
delivery on or about             , 1996, at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST

                            LEHMAN BROTHERS

                                       WESSELS, ARNOLD & HENDERSON

            , 1996

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The shares of Common Stock offered hereby include a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     CyberMedia is a leading provider of automatic service and support software products for Windows-based personal computer ("PC") users. The Company's First Aid products enable PC users to diagnose and resolve problems automatically without relying on costly and increasingly scarce technical support resources. To date, the Company has sold over one million units of its First Aid family of products. The Company's latest product, Oil Change (released in beta version in June 1996) is designed to offer PC users a one-stop solution for automatically updating their software applications and device drivers over the Internet.

     In today's typical Windows-based PC configuration, the integration of a wide range of hardware and software components from different vendors has resulted in an increase in both the number and types of system errors and technical difficulties. Both PC users and software and hardware vendors share a common need for the timely resolution of technical support problems. These technical support problems are compounded by both the complexity of today's PC environment and a decline in the average technical sophistication of PC users. Dataquest estimates that approximately 200 million calls are expected to be received at technical support centers nationwide in 1996, resulting in expenditures of nearly $4 billion. In response to cost pressures and an often unmanageable level of technical support calls, many software and hardware vendors are scaling back or completely eliminating the technical support that they once provided free of charge.

     The Company has developed an innovative, vendor-neutral, automated approach to technical support that enables the Company to deliver among the most comprehensive and easy to use software support solutions available today for Windows-based PC users. The Company's products are based on its scalable ActiveHelp architecture that allows for the support of a broad range of PC products and related problems and enables the Company's products to be regularly and automatically updated through the Internet. The Company's objective is to capitalize on the growing need for technical support by being first to market with innovative products and product upgrades that leverage the Company's proprietary technology and incorporate feedback from its extensive user base.

     The Company's First Aid products utilize a knowledge base of general and system-specific information supporting a wide range of software applications, multimedia cards, modems, video cards and networks that, in aggregate, resolve over 10,000 potential combinations of problems. The Company has introduced several versions of First Aid, including First Aid 95 and First Aid 95 Deluxe in September 1995 and March 1996, respectively, for the retail distribution channels and First Aid 95 Deluxe, Network Version in June 1996 for the corporate market. The First Aid title ranked in the top ten of all Windows 95 software applications sold in the United States (by number of units) in each month from November 1995 to June 1996 (PC Data).

     The Company believes that the Internet is emerging as a medium for vendors to quickly and cost-effectively disseminate software updates and patches to correct problems or resolve compatibility issues associated with their products. Despite the potential benefits of the Internet, few PC users have the time or technical knowledge required to identify, locate, download and install the updates and patches that apply to their PCs.

     CyberMedia's Oil Change is designed to enable PC users to keep their systems up-to-date, thereby enhancing overall system performance and avoiding problems frequently encountered as a result of outdated software and device drivers. The Company seeks to establish Oil Change as the de facto standard for PC users to obtain updates and patches to third-party software applications and device drivers over the Internet. The Company intends to launch the commercial version of Oil Change during the fourth quarter of 1996 through both the retail distribution channels and the Internet.

     The Company sells its products to individual and corporate users primarily through retail distribution channels and direct mail. The Company is expanding the marketing and sale of its products through the Internet, internationally and through strategic relationships.

                                  THE OFFERING

Common Stock offered by the Company.....................  shares
Common Stock to be outstanding after the offering.......  shares (1)
Use of proceeds.........................................  For working capital, repayment of debt and other general corporate
                                                          purposes.
Proposed Nasdaq National Market symbol..................  CYBR

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                   JUNE 30,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Net revenues..................  $     -   $    20   $    55   $   241   $ 4,797   $ 1,724   $13,949
  Gross profit..................        -        20        41       135     2,694     1,306     9,061
  Total operating expenses......       19       352       772     1,230     5,987     1,336    11,265
  Loss from operations..........      (19)     (332)     (731)   (1,095)   (3,293)      (30)   (2,204)
  Net loss......................  $   (19)  $  (333)  $  (732)  $(1,115)  $(3,352)  $   (57)  $(2,229)
  Net loss per share (2)........  $         $         $         $         $         $         $
  Shares used in per share
     calculation (2)............

                                                                         JUNE 30, 1996
                                                           -----------------------------------------
                                                                                        PRO FORMA
                                                           ACTUAL    PRO FORMA (3)   AS ADJUSTED (4)
                                                           -------   -------------   ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents..............................  $   569      $ 7,176          $
  Working capital (deficit)..............................   (2,339)       4,268
  Total assets...........................................    7,088       13,695
  Note payable, long-term................................      400          400
  Total stockholders' equity (deficiency)................   (2,095)       4,512

- ---------------

(1) Based on shares outstanding at June 30, 1996. Excludes (i) 1,513,016 shares of Common Stock subject to options outstanding as of June 30, 1996 at a weighted average exercise price of $1.51 per share and (ii) 277,459 shares of Common Stock reserved for issuance under the Company's Amended 1993 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. In August 1996, an additional 1,000,000 shares of Common Stock were authorized and reserved for issuance under the Amended 1993 Stock Plan. See
    "Management -- Director Compensation," "-- Employee Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 11 and 15 of Notes to Financial Statements.

(2) See Note 1 of Notes to Financial Statements for an explanation regarding per share calculations.

(3) Reflects (i) the sale in July 1996 of 1,666,667 shares of Series C Preferred Stock, convertible into approximately 833,334 shares of Common Stock, for $5.0 million, (ii) the exercise of all outstanding warrants and (iii) the conversion of each share of Preferred Stock into one-half share of Common Stock upon the closing of this offering.

(4) As adjusted to reflect the sale of         shares of Common Stock offered by
    the Company at an assumed initial public offering price of $        per
    share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
                            ------------------------

     Unless otherwise indicated, all information in this Prospectus (a) reflects the one-for-two reverse stock split of the Company's Common Stock effected in August 1996 and the adjustment to the conversion ratio, such that upon the closing of this offering, each outstanding share of Preferred Stock shall automatically convert into one-half share of Common Stock, (b) gives effect to the reincorporation of the Company from California to Delaware, which will occur prior to this offering and (c) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock," "Underwriting" and Notes 8 and 15 of Notes to Financial Statements.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

     Limited Operating History and History of Operating Losses. The Company has only a limited operating history upon which to base an evaluation of its business and prospects. The Company commenced operations in November 1991, and introduced its first automatic service and support product, Win Win, in 1993. The Company introduced the first Windows 95 compatible version of its First Aid product line in September 1995. During 1996, both the Company's net revenues and operating expenses, particularly sales and marketing expenditures, increased rapidly compared to prior periods. From inception to June 30, 1996, the Company generated net revenues of $19.1 million, of which $13.9 million, or 73%, was generated in the six months ended June 30, 1996. The Company has incurred net losses in each of the last five fiscal years and for the six months ended June 30, 1996, resulting in an accumulated deficit of $7.8 million at June 30, 1996. There can be no assurance that the Company's net revenues will continue to remain at or increase from the level experienced in the first six months of 1996 or that net revenues will not decline. The Company anticipates that in the future it will make significant investments in its operations, particularly to support sales activities, and that as a result, operating expenses will increase significantly. If net revenues do not correspondingly increase, the Company is likely to continue to incur net losses and its financial condition will be materially adversely affected. The Company has not yet achieved profitability, and there can be no assurance that the Company will achieve or sustain profitability on a quarterly basis or annual basis. Furthermore, operating results for future periods are subject to numerous uncertainties. The Company's prospects must be considered in light of the risks encountered by companies with limited operating histories, particularly companies in new and rapidly evolving markets. In addition, the Company's future operating results will depend upon, among other factors, the demand for the Company's software products, the level of product and price competition, the Company's success in expanding its direct and indirect distribution channels, the Company's success in attracting and retaining motivated and qualified personnel, the ability of the Company to develop and market new products and product upgrades and manage product transitions, the ability of the Company to control costs, the growth of activity on the Internet and the World Wide Web (the "Web"), and general economic conditions. Many of these factors are beyond the Company's control. If the Company is not successful in addressing such risks, the Company will be materially and adversely affected. See "-- Potential Fluctuations in Quarterly Results; Seasonality," "-- Product Concentration; Risks Associated With First Aid Upgrades," "-- Developing Market" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Potential Fluctuations in Quarterly Results; Seasonality. The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate significantly in the future. These fluctuations may arise from a number of factors, including the number and timing of new product introductions, upgrades and product enhancements by the Company or its competitors, purchasing patterns of distributors and customers, marketing and promotional programs, pricing and other competitive pressures, order deferrals and product returns in anticipation of new products or upgrades to existing products, the mix of distribution channels through which the Company's products are sold, the Company's decisions regarding hiring and other expenses, market acceptance of the Company's products, market acceptance of commerce over the Internet, technological limitations of the Internet, the developing nature of the market for the Company's products, general economic conditions and other factors. The Company generally ships products as orders are received and, accordingly, the Company has historically operated with relatively little backlog. As a result, quarterly revenues will depend predominantly on the volume and timing of orders received during a particular quarter, both of which are difficult to forecast. With the introduction of First Aid 95, the Company significantly increased its level of operating expenses. The Company anticipates that its operating expenses will continue to increase substantially in the future as a result of efforts to expand its sales and marketing operations, including expanding its international sales, to fund greater levels of product development, and to increase its administrative infrastructure. To the extent that such expenses precede or are not subsequently followed by increased net revenues, the Company's business, results of operations and financial condition will be materially adversely affected. A relatively high percentage of the Company's expenses is fixed in the short term and the Company is generally unable to adjust spending in a timely manner to compensate for shortfalls in net revenues. In addition, the consumer software industry in which the Company operates has seasonal elements. In recent years, the consumer software industry has experienced relatively higher demand for software products in the fourth quarter due to year-end holiday buying and relatively lower demand in the summer months. If net revenues fall below the Company's expectations, expenditure levels as a percentage of total net revenues could be disproportionately high, and operating results would be immediately and adversely affected. The Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as any indication of future performance. Due to the foregoing factors, among others, it is likely that the Company's future quarterly operating results from time to time will not meet the expectations of securities analysts or investors, which may have an adverse effect on the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Product Concentration; Risks Associated with First Aid Upgrades. During 1995 and the first half of 1996, over 90% of the Company's net revenues were attributable to sales of its First Aid products. The Company anticipates that sales of its First Aid products will account for substantially all of the Company's net revenues during 1996, and a substantial majority of its net revenues in 1997. There can be no assurance that net revenues from the First Aid products will continue to grow at historical rates or be sustainable at current levels. The Company's future financial performance will depend in large part on the successful development, introduction and customer acceptance of new product offerings and enhanced versions of the First Aid products. The Company is currently upgrading its First Aid products to incorporate new features to respond to evolving technical support and competitive developments. These upgrades are scheduled to be released in the fourth quarter of 1996 under the First Aid 97 title. Distributors may delay or cancel orders and return or reduce current inventory levels of First Aid 95 products in anticipation of the release of these upgrades. Furthermore, any failure or delays in releasing First Aid 97 upgrades as announced could increase the risk of such actions by distributors. In addition, the Company recently introduced a new product, Oil Change, in beta version. To date, Oil Change has not generated any net revenues and the Company does not expect it to generate significant net revenues for at least the near future. There can be no assurance that Oil Change will generate significant net revenues at any time in the future. Any decline in the demand for First Aid products, failure to achieve market acceptance of upgrades to such products or failure of net revenues derived from such products to meet the Company's expectations, whether as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Products," and "-- Technology."

     Management of Growth; Dependence on Key Personnel. The Company's business has grown rapidly during the past year and such growth has placed and, if sustained, will continue to place, significant demands on the Company's management and resources. Recently, the Company has significantly increased the scale of its operations to support increased sales volumes and to address critical infrastructure and other requirements. This increase included substantial investments in sales and marketing to support sales activities and the hiring of a number of new employees, which have resulted in higher operating expenses. Between December 1, 1995 and July 31, 1996, the number of Company employees increased from approximately 20 to approximately 104 and the Company currently expects to hire many additional employees during 1996. The Company's ability to manage any future growth, should it occur, will continue to depend upon the successful expansion of its sales, marketing, research and development, customer support and administrative infrastructure and the ongoing implementation and improvement of a variety of internal management systems, procedures and controls. There can be no assurance that the Company will be able to attract, manage and retain additional personnel to support any future growth or will not experience significant problems with respect to any infrastructure expansion or the attempted implementation of systems, procedures and controls. Any failure in one or more of these areas would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's future success also depends on its continuing ability to attract and retain highly qualified technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key technical employees or that it will be able to attract and retain additional highly qualified technical personnel in the future. Any inability to attract and retain the necessary technical personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is dependent upon certain of its executive officers. The Company does not maintain any key person insurance policies on the lives of any of the executive officers. The loss of or inability to retain these key executive officers for any reason could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Management."

     Competition. The PC software industry is intensely competitive and characterized by short product life cycles and frequent new product introductions. The Company competes with software companies of varying sizes and resources, including SystemSoft Corporation, Quarterdeck Corporation, Symantec Corp. and others. The Company believes that a number of software companies will be introducing automatic service and support software products in the near future that will compete with the Company's products. The Company expects that potential future competitors may include other software vendors, including Internet software vendors. Many of the Company's existing and potential competitors have substantially greater financial, technical and marketing resources than the Company. Moreover, there are no proprietary barriers to entry that could keep existing and potential competitors from developing similar products or selling competing products in the Company's markets. To the extent that the Company's competitors bundle their software products with leading hardware, application software or operating system vendors, or if one or more of the operating system vendors, such as Microsoft, developed its own technical support software and incorporated such functionality into its products, the Company's business, results of operation and financial condition could be materially adversely affected. There can be no assurance that the Company will be able to compete successfully with existing or potential competitors. Increased competition may result in the loss of shelf space or a reduction in demand or sell-through of the Company's products, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Microsoft's position as a large, well-capitalized software company with a dominant share of the market for PC operating system software could enable it to develop products that compete effectively with those of the Company. In particular, Microsoft is incorporating "Plug and Play" capabilities into future versions of its operating systems. Plug and Play capabilities are designed to allow PC users to add on any computer peripheral (such as a modem, video or sound card) to a Windows-based system and enable that peripheral to work immediately, without concern for software configuration errors or driver conflicts. In addition, to the extent that Microsoft incorporates functionality comparable, or perceived as comparable, to those offered by the Company into its Windows products (or separately offers comparable products), sales of the Company's products could be materially adversely affected. There can be no assurance that any such action by Microsoft or others would not render the Company's products noncompetitive or obsolete.

     The Company's products also compete indirectly against alternative sources of technical support, such as the technical support departments of hardware and software vendors. Additionally, the Internet provides hardware and software vendors with a new medium to offer technical support services. The Company expects that many vendors will provide Internet-based technical support services to support their existing and future products. The availability of these technical support services could materially dilute the value of the Company's products and have a material adverse effect on the Company's market position, business, results of operations and financial condition. See
"Business -- Industry Background."

     In addition, the Company may face increasing pricing pressures from current and future competitors and, accordingly, there can be no assurance that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect the Company's business, results of operations and financial condition, and would require the Company to increase unit sales in order to maintain historic levels of net revenues. There can be no assurance that competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance and thereby negatively affect sales of the Company's products. See "Business -- Distribution and Marketing" and "-- Competition."

     Dependence on Microsoft Windows. The Company's success is dependent on the continued widespread use of Microsoft Windows ("Windows") operating systems for personal computers. The Company's First Aid products automatically detect, diagnose and resolve common software conflicts and configuration errors arising in the Windows operating environment. Although Windows operating systems are currently used by many personal computer users, other companies, including International Business Machines Corporation and Apple Computer, Inc., have developed or are developing other operating systems that compete, or will compete, with Windows. In the event that any of these alternative operating systems become widely accepted in the personal computer marketplace, demand for the Company's products could be adversely affected, thereby materially adversely affecting the Company's business, results of operation and financial condition. In addition, Microsoft may introduce a new operating system to replace Windows or could incorporate some or many of the key features of the Company's First Aid products in new versions of its operating systems, thereby eliminating the need for users to purchase the Company's products. The inability to adapt current products or to develop new products for use with any new operating systems on a timely basis would have a material adverse effect on the Company's business, results of operation and financial condition.

     In addition, the Company's ability to develop products based on Windows operating systems and release these products immediately prior to, or at the time of Microsoft's release of new and upgraded Windows products is substantially dependent on its ability to gain pre-release access to, and to develop expertise in, current and future versions of Windows. There can be no assurance that the Company will be able to provide products that are compatible with future Windows releases on a timely basis, with or without the cooperation of Microsoft.

     Developing Market. The Company's products address the new and rapidly evolving category of automatic service and support software. The market for automatic service and support software products has only recently begun to develop and is characterized by an increasing number of existing and potential market entrants who are in the process of introducing or developing automatic service and support software. As is typical in the case of a new and rapidly evolving market, the demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. It is difficult to predict the future growth rate and size of this market. There can be no assurance that the market for the Company's products will develop, that demand for the Company's products or for automatic service and support software products in general will increase or that the rate of growth of this demand will be sustainable or will not decrease. The Company's ability to develop and market successfully additional products depends substantially on the acceptance of automatic service and support software by individual and corporate users as an effective means of addressing their technical support requirements. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Business -- Industry Background" and "Business -- Products."

     New Product Development and Technological Change. Substantially all of the Company's net revenues have been derived, and substantially all of the Company's future net revenues are expected to be derived, from the sale of its automatic service and support software products. The market for automatic service and support software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology and frequent new product introductions and enhancements. The Company's products must be continually updated to address the new and evolving technical support requirements of third-party hardware and software. Failure to anticipate technical difficulties that arise from use of these third-party products and incorporate solutions to such difficulties into the Company's products would have a material adverse effect on continued market acceptance of the Company's products. The Company's ability to design, develop, test and support on a timely basis new software products, updates and enhancements that respond to technological developments and emerging industry standards is critical to the Company's future success. The Company is currently upgrading its First Aid products and expects these upgrades to be released in the fourth quarter of 1996. There can be no assurance that the Company will be successful in such efforts or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that its new products, upgrades and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The introduction of new products, upgrades or enhanced versions of existing products is subject to the risk of development delays due to resource constraints, technological change and other reasons. If the Company is unable to develop on a timely basis new software products, upgrades or enhancements to existing products or if such new products, upgrades or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Products," " -- Technology" and " -- Product Development."

     The Company currently employs software engineers in India on a work-for-hire basis. These engineers are primarily responsible for updating the Company's knowledge bases for current applications and upgrades. Certain of these engineers are responsible for adapting the Company's First Aid products to Windows NT. Any loss of the services of these engineers due to political or economic instability or for any other reason could adversely affect the Company's product development efforts and thereby could materially adversely affect the Company's business, results of operations and financial condition. See "Business -- Product Development."

     Dependence on Distribution Channels. The Company currently sells its First Aid products primarily through distributors for resale to the retail channel and through direct mail. Sales to such distributors and sales through direct mail accounted for approximately 60% and 40%, respectively, of the Company's net revenues in the first six months of 1996. Sales from direct mail have historically operated at lower profitability levels than sales from distributors. There can be no assurance that the mix or relative profitability of such sales will remain at current levels in the future. The Company is evaluating the use of alternative distribution channels for its products and began distributing a beta version of Oil Change through the Internet in June 1996.

     Sales to a limited number of distributors have constituted and are expected to continue to constitute a substantial portion of the Company's net revenues. Sales to the Company's top three distributors, Navarre Corporation ("Navarre"), Ingram Micro, Inc. ("Ingram Micro") and Micro Central, Inc. ("Micro Central"), accounted for approximately 22%, 20% and 11%, respectively, of the Company's net revenues in the six months ended June 30, 1996. The loss of, or reduction in, orders from any of these major distributors could have a material adverse effect on the Company's business, results of operations and financial condition. Financial difficulties of a distributor could render the Company's associated accounts receivable uncollectible, which could have a material adverse effect on the Company's business, results of operation and financial condition. In addition, any special distribution arrangements or product pricing arrangements that the Company for strategic purposes may implement in one or more of its distribution channels could materially adversely affect its margins.

     The distribution channels through which consumer software products are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and retailers and the emergence of new retailers such as general mass merchandisers. In addition, due to an increase in the number of software applications, there are an increasing number of companies competing for access to these channels. Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition for high quality and adequate levels of shelf space and promotional support from the retailers. The Company believes this competition for shelf space will increase in the near term as competitors introduce new automatic service and support software. There can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space and promotional support, the lack of which would have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Distribution and Marketing."

     Risk of Product Returns. The Company's business includes a substantial risk of product returns from distributors and retailers, either through the exercise of contractual return rights or as a result of the Company's policy of assisting customers in balancing and updating inventories. Individual end users may return products within 60 days of the date of purchase for a full refund. Most retailers and distributors also have the ability to return products to the Company for a full refund. In addition, competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the rate of product returns could increase if general mass merchandisers become a larger percentage of the Company's business or other changes in the Company's distribution channel occur. Large shipments in anticipation of unrealized demand can lead to overstocking by the Company's distributors or retailers and result in substantial product returns. In addition, the inventory transition resulting from the introduction of product upgrades, including the currently planned introduction of First Aid 97 products, could result in an increased level of returns for prior versions. Furthermore, the risk of product returns will increase if demand for the Company's products declines.

     Although the Company establishes reserves based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of the Company's products and other factors, there can be no assurance that actual levels of returns will not significantly exceed amounts anticipated by the Company. In addition, the Company provides price protection to its distributors in the event the Company reduces its prices. Any material increase in the level of returns could materially adversely affect the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Distribution and Marketing."

     Dependence on the Internet. The commercial viability of Oil Change and the Company's ability to execute its strategy to leverage Oil Change as an Internet-based platform for other products and services are dependent upon the continued development and acceptance of the Internet as a delivery medium for third-party software programs. In addition, the Company's future success may be dependent upon continued growth in the use of the Internet in order to support the distribution of products and future upgrades. The use of the Internet as a distribution channel is new and unproven and represents a significant departure from traditional distribution methods employed by software companies. Critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and speed) remain unresolved and may affect the use of the Internet as a medium to distribute software. There can be no assurance that the use of the Internet as a distribution channel will be effective for either current or future products. The failure of the Internet to be an effective distribution channel could have a material adverse effect on the Company's business and prospects. The Company's future success depends, in part, upon the future growth of the Internet for commercial transactions. There can be no assurance that communication or commerce over the Internet will become widespread and it is not known whether this market will develop to the extent necessary for demand for the Company's products to emerge and become sustainable. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including inadequate communications bandwidth and secure payment mechanisms. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it. Moreover, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times which might adversely affect customers' ability or willingness to access the Company's products or upgrades over the Internet. In addition, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally and the customer base for the Company's Oil Change product in particular. The viability of Oil Change also depends upon the continuation of the current practice of publishing new updates and patches to commonly used software applications and device drivers on vendors' Web sites.

     If use of the Internet does not continue to grow, if the Internet infrastructure does not effectively support customer demand or if hardware and software vendors do not continue to post updates and patches on the Internet, the Company's business, results of operations and financial condition could be materially adversely affected. If users fail to accept Oil Change as a technical support solution, the Company may have to expend significant resources to educate users and create demand for Oil Change. See "Business -- Products,"
"-- Technology" and "-- Distribution and Marketing."

     Limited Protection of Proprietary Rights. The Company's success is heavily dependent upon its proprietary software. The Company relies primarily on a combination of copyright, trademark and trade secret laws, employee confidentiality and nondisclosure agreements and third-party nondisclosure agreements and other methods of protection common in the industry to protect its proprietary rights. The Company licenses its products primarily under "shrink wrap" license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the Company has two United States patent applications pending and intends to seek international and further United States patents on its technology. There can be no assurance that patents will issue from the Company's pending applications or that any claims allowed from the pending patent applications or those hereafter filed will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company or that any patents which may be issued to the Company will not be challenged and invalidated. In addition, existing copyright laws provide only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology that the Company considers proprietary, and third parties may develop similar technology independently. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate. In addition, there can be no assurance that the Company's competitors will not independently develop technologies and products that are substantially equivalent or superior to those of the Company without violating the Company's proprietary rights.

     As the number of software products in the industry increases and the functionality of these products increasingly overlaps, software developers may become increasingly subject to infringement claims. From time to time, the Company has received communications from third parties asserting that certain products may infringe upon intellectual property rights of others. To date, no such claim has resulted in litigation or the payment of any damages. However, there can be no assurance that existing or future infringement claims against the Company with respect to current or future products will not result in costly litigation or require the Company to enter into royalty bearing licenses with third parties or to discontinue use of certain portions of the Company's technology if licenses are not available on acceptable terms.

     While to date the Company's international sales have been insignificant, the Company intends to devote substantial resources in an effort to expand the international distribution of its products. The laws of some foreign countries either do not protect the Company's proprietary rights or offer only limited protection for those rights. The Company has not registered its copyrights in any foreign countries. While in most foreign countries registration is not required in order to receive copyright protection, the ability to bring an enforcement action and obtain certain remedies depends on compliance with that country's copyright laws. Consequently, the Company's failure to register its copyrights abroad may make enforcement of these rights more difficult or reduce the available remedies in any enforcement action. In addition, the Company has not to date pursued foreign registration of its trademarks due to the significant costs involved and, as a result, the Company may not be able to prevent a third party from using its trademarks in many foreign jurisdictions. See "Business -- Proprietary Rights."

     System Interruption and Security Risks. The Company's ability to provide product functionality through the Internet is dependent on its ability to protect its system from interruption, whether by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond the Company's control. Most of the Company's computer equipment, including its processing equipment, is currently located at a single site. While the Company believes that its existing and planned precautions of redundant systems, regular data backups and other procedures are adequate to prevent any significant system outage or data loss, there can be no assurance that unanticipated problems will not cause such a failure or loss. Despite the implementation of security measures, the Company's infrastructure may also be vulnerable to computer viruses, hackers or similar disruptive problems caused by its customers, employees or other Internet users. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition. Computer break-ins and other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of the individuals and businesses utilizing the Company's products, which could result in significant liability to the Company and also may deter customers and potential customers from using the Company's services. Persistent problems continue to affect public and private data networks. For example, in a number of networks, hackers have bypassed network security and misappropriated confidential information.

     Product Liability. Although the Company attempts to incorporate support for most software conflicts and configuration errors in the Windows environment, there can be no assurance that the Company's products will resolve any specific problems encountered by a PC user. Furthermore, as a result of their complexity, the Company's software products may contain undetected errors or failures, when they are first introduced and as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments or thereafter. The occurrence of any such errors could result in the loss of, or a delay in, market acceptance of the Company's products, which would have a material adverse effect on the Company's business, results of operations and financial condition. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreement may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of the Company's products may entail the risk of such claims. While the Company has obtained insurance against product liability risks, there can be no assurance that such insurance will provide adequate coverage. A product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

     Risks Associated With Global Operations. Since its inception, the Company has derived less than 5% of its total net revenues in each year from sales to customers outside of the United States. The Company is expanding its sales operations outside of the United States which will require significant management attention and financial resources. The Company's ability to expand its products internationally is dependent on the successful development of localized versions of the Company's products, acceptance of such products and the acceptance of the Internet internationally. The Company expects to commit significant resources to customizing its products for selected international markets and to developing international sales and support channels. The Company's First Aid products rely on a knowledge base that contains detailed information based on specific English language versions of third-party hardware and software applications. This knowledge base must be recreated for each foreign language version that is developed to support foreign releases of such products, many of which have been modified from their United States releases. There can be no assurance that this task can be completed in a timely or cost-effective manner or that enough products can be supported to ensure customer acceptance. The Company believes that successful execution of a global strategy is critical to maintaining its current market position and competitive advantage. Failure to successfully expand its products to international markets could cause the Company to lose business to global competitors or prevent the development of strategic relationships with global hardware and software vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Distribution and Marketing."

     International operations are subject to a number of risks, including costs of customizing products for foreign countries, dependence on independent resellers, multiple and conflicting regulations regarding communications, use of data and control of Internet access, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burdens of complying with a variety of foreign laws, the impact of possible recessionary environments in economies outside the United States and political and economic instability. Furthermore, the Company's export sales are currently denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. If the Company increases its international sales, its net revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Distribution and Marketing."

     Reliance on Outside Resources. The Company relies upon independent contractors to perform a number of tasks, including product duplication and packaging, reproduction of manuals and brochures and order fulfillment. The Company depends on these outside parties to perform such functions to the Company's specifications and quality standards. The Company currently does not have long-term agreements with any of these outside parties. The Company also employs software engineers in India on a work-for-hire basis to assist in its product development efforts. Although the Company believes that alternative resources exist or can be obtained, a disruption of the Company's relationship with any of these outside parties or the failure of these outside parties to continue to provide quality supplies and services on a timely basis could materially adversely affect the Company's business, results of operations and financial condition. See "Business -- Product Development" and "-- Operations."

     Litigation. From time to time, the Company may be involved in litigation relating to claims arising out of its products or operations in the normal course of business. In July 1996, the Company filed a lawsuit in the U.S. District Court, Northern District of California against Vertisoft Systems, Inc. ("Vertisoft"), a wholly-owned subsidiary of Quarterdeck Corp., alleging that Vertisoft's packaging materials included false and misleading statements about the Company that constituted unfair competition and false advertising. Vertisoft has filed counterclaims against the Company alleging that the Company's packaging materials included false and misleading statements. Pending trial, the Court has granted a preliminary injunction in favor of the Company and against Vertisoft which prevents Vertisoft from shipping products with existing packaging unless certain statements are "stickered" over. The Court has also denied Vertisoft's request for a preliminary injunction to stop the Company from shipping its First Aid 95 and First Aid 95 Deluxe products, or even to require a form of "sticker" be placed on the Company's products. The Court's rejection of Vertisoft's request does not preclude Vertisoft from filing other or additional motions in the suit, including requests for injunctive relief or damages. See "Business -- Legal Proceedings."

     Control by Existing Management. Following this offering, the current executive officers and directors of the Company and their affiliates will
beneficially own approximately      % of the Company's outstanding Common Stock.
Accordingly, the current officers and directors of the Company will continue to have the ability to significantly influence the outcome of elections of the Company's directors and other matters presented to a vote of stockholders. See "Principal Stockholders."

     Shares Eligible For Future Sale. Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering could adversely affect the market price for the Company's Common Stock. Such sales could also make it more difficult for the Company to sell its equity or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering, the Company will have approximately
               shares of Common Stock outstanding. The           shares offered
hereby will be immediately tradeable without restriction. As a result of lock-up agreements between certain shareholders and the Representatives of the
Underwriters, the remaining           shares will not be available for immediate
sale in the public market until 181 days after the effectiveness of this offering, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). However, Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume and other restrictions. Shortly after the effectiveness of this offering, the Company intends to register approximately shares of the Company's Common Stock reserved for issuance under its stock option and stock purchase plans or currently subject to outstanding options. See "Shares Eligible for Future Sale."

     Anti-takeover Provisions. Immediately after the closing of this offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may delay, defer or prevent a change in control of the Company. The Company has no present plans to issue shares of Preferred Stock. In addition, Section 203 of the Delaware General Corporation Law, to which the Company is subject, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change in control of the Company. See "Description of Capital Stock."

     No Prior Market For Common Stock. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or be sustained after this offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Volatility of Stock Price. The market price of the shares of Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, changes in financial estimates by securities analysts, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors. Further, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. Declines in market prices generally may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may adversely affect the market price of the Common Stock.

     Dilution. Purchasers of the Common Stock in this offering will suffer
immediate and substantial dilution of $          per share in the net tangible
book value of the Common Stock from the initial public offering price. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there may be further dilution. See "Dilution."

                                  THE COMPANY

     The Company was incorporated in California in November 1991 and will reincorporate in Delaware prior to this offering. As used in this Prospectus, unless the context otherwise requires, the terms "CyberMedia" and the "Company" refer to CyberMedia, Inc., a Delaware corporation and its predecessor CyberMedia, Inc., a California corporation. The Company's executive offices are located at 3000 Ocean Park Boulevard, Suite 2001, Santa Monica, California 90405, its telephone number at that location is (310) 581-4700 and its Web site is located at http://www.cybermedia.com. Information contained in the Company's Web site shall not be deemed to be part of this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock being offered hereby at the assumed initial public offering price
of $          per share are estimated to be $          ($          if the
Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing activities and for the expansion of product development. In addition the Company plans to use approximately $450,000 of the net proceeds from this offering to pay the outstanding principal amount of the note payable to the Industrial Credit and Investment Corporation of India Limited ("ICICI"), plus accrued interest thereon. The ICICI note bears interest at the rate of prime plus 2.25%, with principal payable in equal quarterly installments of $50,000 from January 1997 through April 1999. At June 30, 1996, the outstanding balance of the note was $450,000. The Company may also use a portion of the net proceeds of the offering to acquire or invest in complementary businesses and products, or to obtain the right to use complementary technologies. Currently, there are no agreements or understandings with respect to any such acquisitions or investments and there can be no assurance that any such acquisitions or investments will be made. Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in investment-grade financial obligations, including short-term, interest-bearing money market funds and certificates of deposit.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for use in the operation of its business. In addition, an existing loan agreement prohibits the Company from paying cash dividends on its capital stock without the lender's written consent. See Note 8 of Notes to Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on a historical basis, (ii) on a pro forma basis as described in footnote (1) below and (iii) as adjusted to give effect to the sale by the
Company of           shares of Common Stock offered hereby at an assumed initial
public offering price of $          per share and the application of the net
proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                        JUNE 30, 1996
                                                         --------------------------------------------
                                                                                       PRO FORMA
                                                         ACTUAL    PRO FORMA (1)   AS ADJUSTED (1)(2)
                                                         -------   -------------   ------------------
                                                                        (IN THOUSANDS)
Note payable, long-term................................  $   400      $   400           $
                                                         -------      -------            -------
Stockholders' equity (deficiency):
  Preferred Stock; $0.01 par value, issuable in series;
     12,835,654 shares authorized, 9,331,087 shares
     issued and outstanding, actual; 2,000,000 shares
     authorized, none issued and outstanding, pro forma
     and pro forma as adjusted.........................       94           --
  Common Stock; $0.01 par value; 10,833,334 shares
     authorized; 2,484,025 shares issued and
     outstanding, actual; 50,000,000 shares authorized,
     8,965,782 shares issued and outstanding, pro
     forma;           shares issued and outstanding,
     pro forma as adjusted (2).........................       25           90
  Additional paid-in capital...........................    5,566       12,202
  Accumulated deficit..................................   (7,780)      (7,780)
                                                         -------      -------            -------
     Total stockholders' equity (deficiency)...........   (2,095)       4,512
                                                         -------      -------            -------
          Total capitalization.........................  $(1,695)     $ 4,912           $
                                                         =======      =======            =======

- ---------------

(1) Reflects (i) the sale in July 1996 of 1,666,667 shares of Series C Preferred Stock, convertible into approximately 833,334 shares of Common Stock, for $5.0 million, (ii) the exercise of all outstanding warrants, (iii) the conversion of each share of Preferred Stock into one-half share of Common Stock upon closing of this offering and (iv) the change in the number of authorized shares of Preferred Stock from 12,835,654 shares to 2,000,000 shares.

(2) Excludes as of June 30, 1996 (i) 1,513,016 shares of Common Stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $1.51 per share and (ii) an aggregate of 277,459 additional shares of Common Stock reserved for issuance and available for grant under the Company's Amended 1993 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. In August 1996, an additional 1,000,000 shares of Common Stock were authorized and reserved for issuance under the Amended 1993 Stock Plan. See "Management -- Director Compensation," "-- Employee Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 11 and 15 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of June 30, 1996 was $4,512,000 or approximately $0.50 per share. Pro forma net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by 8,965,782 shares of Common Stock outstanding as of June 30, 1996 after giving effect to (i) the sale in July 1996 of 1,666,667 shares of Series C Preferred Stock (see Note 15 of Notes to Financial Statements), (ii) the exercise of all outstanding warrants and (iii) the conversion of each share of Preferred Stock into one-half share of Common Stock upon closing of this offering.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect
to the sale by the Company of           shares of Common Stock in this offering
at an assumed initial public offering price of $          per share, after
deduction of estimated underwriting discounts and commissions and offering expenses, the pro forma net tangible book value of the Company as of June 30,
1996 would have been $          or $          per share. This represents an
immediate increase in net tangible book value of $          per share to
existing stockholders and an immediate dilution in net tangible book value of
$          per share to purchasers of Common Stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share..............................            $
  Pro forma net tangible book value per share at June 30, 1996...............  $0.50
  Increase per share attributable to new investors...........................
                                                                               -----
Pro forma net tangible book value per share after this offering..............
                                                                                         -----
Dilution per share to new investors..........................................            $
                                                                                         =====

     The following table sets forth on a pro forma basis as of June 30, 1996 the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors:

                                             SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                            -------------------     ---------------------       PRICE
                                             NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                            ---------   -------     -----------   -------     ---------
Existing stockholders.....................  8,965,782         %     $12,292,000         %       $1.37
New investors.............................
                                            ---------    -----      -----------    -----
          Total...........................               100.0%     $              100.0%
                                            =========    =====      ===========    =====

     The foregoing assumes no exercise of outstanding stock options. As of June 30, 1996, there were (i) 1,513,016 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.51 per share and (ii) an aggregate of 277,459 additional shares of Common Stock reserved for issuance and available for grant under the Company's Amended 1993 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. In August 1996, an additional 1,000,000 shares of Common Stock were authorized and reserved for issuance under the Amended 1993 Stock Plan. To the extent that outstanding options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Director Compensation,"
"-- Employee Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 11 and 15 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for, and as of the end of each of the years in the three-year period ended December 31, 1995, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, and the auditor's report thereon, are included elsewhere in this Prospectus. Balance sheet data as of December 31, 1993 is derived from audited financial statements not included herein. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991 and 1992 have been derived from the unaudited financial statements of the Company, which are not included in this Prospectus. The selected financial data for the six months ended June 30, 1995 and 1996 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the year or for any future period. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                        SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                          JUNE 30,
                                           -------------------------------------------------------     -------------------
                                            1991        1992        1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------     -------     -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net revenues.............................  $    --     $    20     $    55     $   241     $ 4,797     $ 1,724     $13,949
Cost of revenues.........................       --          --          14         106       2,103         418       4,888
                                           -------     -------     -------     -------     -------     -------     -------
  Gross profit...........................       --          20          41         135       2,694       1,306       9,061
Operating expenses:
  Research and development...............       --         250         468         544         964         455       1,143
  Sales and marketing....................       --          27         220         439       4,036         678       8,609
  General and administrative.............       19          75          84         247         987         203       1,513
                                           -------     -------     -------     -------     -------     -------     -------
    Total operating expenses.............       19         352         772       1,230       5,987       1,336      11,265
                                           -------     -------     -------     -------     -------     -------     -------
    Loss from operations.................      (19)       (332)       (731)     (1,095)     (3,293)        (30)     (2,204)
Interest, net............................       --          (1)         --         (19)        (58)        (27)        (25)
                                           -------     -------     -------     -------     -------     -------     -------
    Loss before income taxes.............      (19)       (333)       (731)     (1,114)     (3,351)        (57)     (2,229)
Income tax expense.......................       --          --           1           1           1          --          --
                                           -------     -------     -------     -------     -------     -------     -------
    Net loss.............................  $   (19)    $  (333)    $  (732)    $(1,115)    $(3,352)    $   (57)    $(2,229)
                                           =======     =======     =======     =======     =======     =======     =======
Net loss per share (1)...................  $           $           $           $           $           $           $
                                           =======     =======     =======     =======     =======     =======     =======
Shares used in per share calculation
  (1)....................................

                                                              DECEMBER 31,                                       PRO FORMA
                                         -------------------------------------------------------     JUNE 30,     JUNE 30,
                                          1991        1992        1993        1994        1995         1996       1996 (2)
                                         -------     -------     -------     -------     -------     --------   ------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $    21     $   148     $    14     $   102     $ 2,050     $    569     $  7,176
Working capital (deficit)..............      (19)         94        (333)       (671)        434       (2,339)       4,268
Total assets...........................       54         178          25         189       3,855        7,088       13,695
Note payable, long-term................       --          --          --         500         500          400          400
Total stockholders' equity
  (deficiency).........................        6         120        (610)     (1,155)          7       (2,095)       4,512

- ---------------
(1) See Note 1 of Notes to Financial Statements for per share calculations.
(2) Reflects (i) the sale in July 1996 of 1,666,667 shares of Series C Preferred Stock (see Note 15 of Notes to Financial Statements), (ii) the exercise of all outstanding warrants and (iii) the conversion of each share of Preferred Stock into one-half share of Common Stock upon the closing of this offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     CyberMedia is a leading provider of software products that provide automatic service and support to PC users in the Windows environment. The Company commenced operations in November 1991 and introduced its first automatic service and support product, Win Win, in 1993. The Company introduced the first Windows 95 compatible version of its First Aid product line in September 1995. During 1995 and the first half of 1996, over 90% of the Company's net revenues were attributable to sales of its First Aid products. Any decline in the demand for First Aid products, failure to achieve market acceptance of upgrades to such products or failure of net revenues derived from such products to meet the Company's expectations, whether as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk
Factors -- Product Concentration; Risks Associated with First Aid Upgrades."

     The Company also has a number of new product development efforts under way, including an upgrade of its First Aid 95 products scheduled for release in the fourth quarter of 1996, and a portion of future revenues is dependent on the success of these activities. In June 1996, the Company introduced the beta version of Oil Change, a product that automatically updates many software applications and device drivers over the Internet. To date, Oil Change has not generated any revenues, and the Company does not expect it to generate significant net revenues for at least the near future.

     The Company has a limited operating history upon which to base an evaluation of its business and prospects. From inception to June 30, 1996, the Company generated net sales of approximately $19.1 million, of which $13.9 million, or 73% of such amount, was generated in the six months ended June 30, 1996. The Company has incurred net losses in each of the last five fiscal years as well as in the six months ended June 30, 1996. At June 30, 1996, the Company had an accumulated deficit of $7.8 million. With the introduction of First Aid 95, the Company began focusing on building its product line and establishing brand name awareness of its products, which has resulted in significantly increased operating expenses. The Company anticipates that its operating expenses will continue to increase significantly in the future as a result of efforts to expand its sales and marketing operations, including international sales, to fund greater levels of product development and to increase its administrative infrastructure. In addition, during 1996, the Company's net revenues and operating expenses increased rapidly as compared to prior periods. There can be no assurance that the Company's net revenues will continue to remain at or increase from the levels experienced in the first half of 1996 or that net revenues will not decline. The Company's prospects must be considered in light of the risks encountered by companies with limited operating histories, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's software products, the level of product and price competition, the Company's success in expanding its direct and indirect distribution channels, the Company's success in attracting and retaining motivated and qualified personnel, the growth of activity on the Internet and the Web, the ability of the Company to develop and market new products and to control costs and general economic conditions. Many of these factors are beyond the Company's control. There can be no assurance that the Company will be successful in addressing such risks. See "Risk Factors -- Limited Operating History and History of Operating Losses" and "-- Potential Fluctuations in Quarterly Results; Seasonality."

     The Company sells its First Aid products primarily to distributors for resale to the retail channel as well as directly to consumers through direct mail. In addition, the Company sells its products through software catalogs throughout the U.S. and Canada. Sales to the Company's top three distributors, Navarre, Ingram Micro and Micro Central, accounted for approximately 22%, 20% and 11%, respectively, of the Company's net revenues in the six months ended June 30, 1996 and 9%, 16% and 19%, respectively, of net revenues in 1995. Net revenues from direct mail sales in 1995 and the first six months of 1996 represented approximately 40% of net revenues in each of these periods, with the balance of net revenues attributable to sales through distributors. Net revenues in prior periods were primarily attributable to sales through distributors. Sales from direct mail have historically operated at lower profitability levels than sales from distributors. There can be no assurance that the mix of sales or the relative profitability by distribution channel will remain at current levels in the future.

     The Company monitors the levels of purchases and returns on a customer by customer basis and, to date, returns have been within management's expectations. Sales are made subject to rights of return and reserves are established at time of shipment for future return of product based on product history, analysis of retail sell-through and other factors. In addition, the Company may allow certain concessions, such as price protection, to maintain its relationship with retailers and distributors and its access to distribution channels. See Note 10 of Notes to Financial Statements.

     Revenues are recognized upon the shipment of products to distributors, resellers and end users. With the introduction of First Aid 95 in September 1995, CyberMedia implemented a policy of offering customers updates to its First Aid products over the Internet at no additional cost. Given this policy and because updates are a fundamental and integral part of its First Aid products, the Company defers a portion of all First Aid 95 and First Aid 95 Deluxe revenue ratably over estimated update periods, generally one year from the date of sale. At June 30, 1996 the Company's balance sheet included $3.1 million of unearned revenues to reflect future support commitments and other unspecified enhancements to First Aid products.

     In accordance with Statement of Financial Accounting Standards No. 86, the Company is required to capitalize eligible computer software development costs upon the achievement of technological feasibility, subject to net realizable value considerations. To date, the Company has charged all such costs to product development expenses because such costs have not been material.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net revenues, statement of operations data for the periods indicated:

                                                                                   SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,             JUNE 30,
                                               -------------------------------     ----------------
                                                 1993         1994       1995      1995       1996
                                               ---------     ------     ------     -----     ------
Net revenues.................................      100.0%     100.0%     100.0%    100.0%     100.0%
Cost of revenues.............................       25.5       44.0       43.8      24.2       35.0
                                                --------     ------     ------     ------    ------
  Gross profit...............................       74.5       56.0       56.2      75.8       65.0
Operating expenses:
  Research and development...................      850.9      225.7       20.1      26.4        8.2
  Sales and marketing........................      400.0      182.2       84.1      39.3       61.7
  General and administrative.................      152.7      102.5       20.6      11.8       10.9
                                                --------     ------     ------     ------    ------
     Total operating expenses................    1,403.6      510.4      124.8      77.5       80.8
                                                --------     ------     ------     ------    ------
     Loss from operations....................   (1,329.1)    (454.4)     (68.6)     (1.7)     (15.8)
Interest, net................................         --       (7.9)      (1.2)     (1.6)      (0.2)
                                                --------     ------     ------     ------    ------
     Loss before income taxes................   (1,329.1)    (462.3)     (69.8)     (3.3)     (16.0)
Income tax expense...........................        1.8        0.4         --        --         --
                                                --------     ------     ------     ------    ------
     Net loss................................   (1,330.9)%   (462.7)%    (69.8)%    (3.3)%    (16.0)%
                                                ========     ======     ======     ======    ======

     Net Revenues. Net revenues were $55,000, $241,000 and $4.8 million in 1993, 1994 and 1995, respectively. For the six months ended June 30, 1996, net revenues increased to $13.9 million from $1.7 million for the six months ended June 30, 1995. The Company's net revenues consist of license fees for its software products, less provision for returns. Substantially all of the Company's net revenues have been derived from domestic sales in the United States, with international sales representing less than 5% of net revenues in each of these periods and less than 3% of net revenues in the first half of 1996. The Company sells its products primarily to distributors for resale to retailers as well as directly to consumers through direct mail and through software catalogs. The growth in net revenues in 1994 was primarily attributable to the introduction of First Aid, as well as to the initiation of sales to major software distributors. The growth in net revenues in 1995 was largely attributable to the introduction of First Aid 95, the expansion of the Company's retail distribution channels and direct mail marketing activities and increased unit volume as a result of the market's growing awareness and acceptance of First Aid 95. The growth in net revenues in the first six months of 1996 was largely attributable to increased market acceptance of First Aid 95 and the introduction of First Aid 95 Deluxe in March 1996. The Company does not believe that the historical growth rates of its net revenues will be sustainable or are indicative of future results. See "Risk Factors -- Dependence on the Internet," "-- Dependence on Distribution Channels," "-- Risk of Product Returns" and
"-- Risks Associated with Global Operations."

     Cost of Revenues. Cost of revenues was $14,000, $106,000 and $2.1 million in 1993, 1994 and 1995, respectively. For the six months ended June 30, 1996, cost of revenues increased to $4.9 million from $418,000 for the six months ended June 30, 1995. Cost of revenues consists primarily of the cost of product media, product duplication, documentation and order fulfillment and royalties paid to Industrial Credit and Investment Corporation of India Limited ("ICICI") in conjunction with a grant associated with early stage financing of the Company. Royalties accrued at the rate of 5% of net revenues up to a lifetime total of $477,000 and the amounts of accrued royalties were $13,000, $276,000 and $188,000 in 1994, 1995 and for the six months ended June 30, 1996, respectively. Royalties payable to ICICI were fully accrued at March 31, 1996. These royalties payable, together with the original grant of $318,000, are reflected on the Company's balance sheet at June 30, 1996 as the $795,000 grant payable. The increases in cost of revenues were due primarily to increased unit shipments of the Company's products. See " -- Liquidity and Capital Resources."

     Gross Margin. Gross margins were 75%, 56% and 56% in 1993, 1994 and 1995, respectively, and 76% and 65% for the six months ended June 30, 1995 and June 30, 1996, respectively. Gross margins in the third and fourth quarters of 1995 and the first half of 1996 were negatively affected by the deferral of a portion of First Aid 95 and First Aid 95 Deluxe net revenues pursuant to the Company's revenue recognition policy, without a deferral of associated costs. Gross margin in the first half of 1996 was also negatively affected by an increase in the percentage of net revenues represented by direct sales, which generated a lower gross margin than sales through distributors during the period.

     Research and Development. Research and development expenses increased by 16% from $468,000 in 1993 to $544,000 in 1994 and by 77% to $964,000 in 1995,
representing 851%, 226% and 20% of net revenues in these years, respectively. Research and development expenses increased from $455,000 for the six months ended June 30, 1995 to $1.1 million for the six months ended June 30, 1996, representing 26% and 8% of net revenues in these periods, respectively. Research and development expenses consist primarily of personnel costs and, to a lesser extent, payment to third parties for contract services required to conduct the Company's development efforts. The increase in research and development expenses in each of these periods was primarily attributable to an increase in personnel as the Company increased its product development efforts to accelerate the timing of new product introductions and upgrades. The Company believes that significant investments in product development are required to remain competitive. As a consequence, the Company anticipates that it will continue to devote substantial resources to research and development.

     Sales and Marketing. Sales and marketing expenses grew from $220,000 in 1993 to $439,000 in 1994 and to $4.0 million in 1995, representing 400%, 182%
and 84% of net revenues in these years, respectively. Sales and marketing expenses increased from $678,000 for the six months ended June 30, 1995 to $8.6 million for the six months ended June 30, 1996, representing 39% and 62% of net revenues for these periods, respectively. Sales and marketing expenses consist primarily of costs of all sales and marketing personnel, sales commissions, co-op and other advertising costs, postage and printing costs associated with direct mail sales, package design costs, trade shows and promotional materials. The increases in the dollar amount of sales and marketing expenses in each of these periods were due primarily to increases in direct mail marketing, costs associated with new product introductions, increased co-op advertising and increases in the number of sales and marketing personnel employed to address new sales opportunities and to support the introduction of new products. The Company expects that sales and marketing expenditures will increase in absolute dollars in the future as it invests in expanding its third-party distribution channels, introduces new products and expands its operations outside the United States.

     General and Administrative. General and administrative expenses increased from $84,000 in 1993 to $247,000 in 1994 and to $1.0 million in 1995, representing 153%, 103% and 21% of net revenues in these years, respectively. General and administrative expenses increased from $203,000 for the six months ended June 30, 1995 to $1.5 million for the six months ended June 30, 1996, representing 12% and 11% of net revenues for these periods, respectively. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal, accounting and facilities expenses. The increase in the dollar amount of general and administrative expenses during these periods was due principally to growth in the infrastructure of the Company's finance, administrative and operations groups in order to support the Company's expanded operations. The decrease in general and administrative expenses as a percentage of net revenues during these periods was due primarily to the growth in net revenues. The Company expects that its general and administrative expenses will increase in absolute dollars in the future as it expands its staffing, information systems and infrastructure and takes on additional responsibilities related to being a publicly traded company.

     Interest, Net. Interest, net was $0, $19,000 and $58,000 in 1993, 1994 and 1995, respectively. For the six months ended June 30, 1996, interest, net decreased from $27,000 for the six months ended June 30, 1995 to $25,000. Interest, net consists of interest income and interest expense.

     Income Tax Expense. Due to the losses before income taxes for each of the years ended December 31, 1993, 1994 and 1995, the Company recorded minimum state franchise tax. The Company had federal and state net operating loss carry-forwards of approximately $3.8 million at December 31, 1995 and approximately $2.8 million at June 30, 1996 to offset future taxable income. These loss carry-forwards expire at various dates beginning in the year 2006 and are subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code of 1986, as amended. Due to the losses in the six months ended June 30, 1995 and 1996, the Company recorded no income tax expense during these periods.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited quarterly results of operations data for each of the Company's last six fiscal quarters, as well as the percentage of the Company's net revenues represented by each item. The unaudited financial statements have been prepared on the same basis as the audited financial statements appearing elsewhere in the Prospectus and in management's opinion include all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the unaudited quarterly results when read in conjunction with the audited Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. In view of the Company's recent growth and other factors, the Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk
Factors -- Potential Fluctuations in Quarterly Results; Seasonality."

                                                                               QUARTER ENDED
                                                ----------------------------------------------------------------------------
                                                MARCH 31,     JUNE 30,     SEPT. 30,     DEC. 31,     MARCH 31,     JUNE 30,
                                                  1995          1995         1995          1995         1996          1996
                                                ---------     --------     ---------     --------     ---------     --------
                                                                               (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net revenues..................................   $   712       $1,012       $ 1,046       $2,027        $6,058       $7,891
Cost of revenues..............................       193          225           356        1,329         2,101        2,787
                                                    ----       ------        ------      -------       -------      -------
  Gross profit................................       519          787           690          698         3,957        5,104
                                                    ----       ------        ------      -------       -------      -------
Operating expenses:
  Research and development....................       235          220           240          269           474          669
  Sales and marketing.........................       151          527         1,003        2,355         3,879        4,730
  General and administrative..................        83          120           172          612           611          902
                                                    ----       ------        ------      -------       -------      -------
    Total operating expenses..................       469          867         1,415        3,236         4,964        6,301
                                                    ----       ------        ------      -------       -------      -------
    Income (loss) from operations.............        50          (80)         (725)      (2,538 )      (1,007)      (1,197 )
Interest, net.................................       (13)         (14)          (14)         (17 )         (10)         (15 )
                                                    ----       ------        ------      -------       -------      -------
    Income (loss) before income taxes.........        37          (94)         (739)      (2,555 )      (1,017)      (1,212 )
Income tax expense............................        --           --            --           (1 )          --           --
                                                    ----       ------        ------      -------       -------      -------
    Net income (loss).........................   $    37       $  (94)      $  (739)     $(2,556 )     $(1,017)     $(1,212 )
                                                    ====       ======        ======      =======       =======      =======

                                                                      AS A PERCENTAGE OF NET REVENUES
                                                ----------------------------------------------------------------------------
Net revenues..................................     100.0%       100.0%        100.0%       100.0 %       100.0%       100.0 %
Cost of revenues..............................      27.1         22.2          34.0         65.6          34.7         35.3
                                                ---------     --------     ---------     --------     ---------     --------
  Gross profit................................      72.9         77.8          66.0         34.4          65.3         64.7
                                                ---------     --------     ---------     --------     ---------     --------
Operating expenses:
  Research and development....................      33.0         21.7          22.9         13.3           7.8          8.5
  Sales and marketing.........................      21.2         52.1          95.9        116.2          64.0         59.9
  General and administrative..................      11.7         11.9          16.4         30.2          10.1         11.4
                                                ---------     --------     ---------     --------     ---------     --------
    Total operating expenses..................      65.9         85.7         135.2        159.7          81.9         79.8
                                                ---------     --------     ---------     --------     ---------     --------
    Income (loss) from operations.............       7.0         (7.9)        (69.2)      (125.3 )       (16.6)       (15.1 )
Interest, net.................................      (1.8)        (1.4)         (1.3)        (0.8 )        (0.2)        (0.2 )
                                                ---------     --------     ---------     --------     ---------     --------
    Income (loss) before income taxes.........       5.2         (9.3)        (70.5)      (126.1 )       (16.8)       (15.3 )
Income tax expense............................        --           --            --           --            --           --
                                                ---------     --------     ---------     --------     ---------     --------
    Net income (loss).........................       5.2%        (9.3)%       (70.5)%     (126.1 )%      (16.8)%      (15.3 )%
                                                =========     =======      ========      =======      =========     =======

     The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate significantly in the future. These fluctuations may arise from a number of factors, including the number and timing of new product introductions, upgrades and product enhancements by the Company or its competitors, purchasing patterns of distributors and customers, marketing and promotional programs, pricing and other competitive pressures, order deferrals and product returns in anticipation of new products or upgrades to existing products, the mix of distribution channels through which the Company's products are sold, the Company's decisions regarding hiring and other expenses, market acceptance of the Company's products, market acceptance of commerce over the Internet, technological limitations of the Internet, the developing nature of the market for the Company's products, general economic conditions and other factors. In addition, the consumer software industry in which the Company operates has seasonal elements. In recent years, the consumer software industry has experienced relatively higher demand for software products in the fourth quarter due to year-end holiday buying and relatively lower demand in the summer months. These seasonal elements, together with the other factors that affect quarterly results, can cause net revenues and net income to vary. The Company's business may be affected by these seasonal elements in the future.

     The Company operates with little order backlog and historically substantially all of its revenues in each quarter result from orders received in that quarter. However, with the introduction of First Aid 95 in September 1995, the Company implemented a policy of deferring a portion of the revenue associated with its First Aid 95 products, and recognizing such revenue ratably. At June 30, 1996, the Company's balance sheet included $3.1 million in unearned revenues to reflect future support commitments and other unspecified enhancements to First Aid products which will be recognized ratably over estimated update periods, generally one year from the date of sale. Quarterly revenues will continue to depend predominately on the volume of orders received in a particular quarter, which is difficult to forecast.

     Net revenues increased from the quarter ended September 30, 1995 to the quarter ended December 31, 1995 due primarily to the introduction of First Aid 95 in September 1995. Net revenues continued to increase in the quarters ended March 31, 1996 and June 30, 1996 as a result of sales of increasing unit volumes of First Aid 95 and the introduction of First Aid 95 Deluxe in March 1996. The substantial increases in cost of revenues and operating expenses in the fourth quarter of 1995 and the resulting increase in the net losses reported for that quarter were primarily attributable to expenditures related to the product launch of First Aid 95, including manufacturing start-up costs, increased product return reserves, increased sales and marketing expenses, the implementation of a direct mail campaign as well as increased general and administrative expenses required to establish the Company's finance, administrative and operations groups to provide an adequate infrastructure to support growth. In addition, the Company's operating results in the fourth quarter of 1995 were affected by the implementation of the Company's revenue recognition policy under which a portion of the Company's revenue for First Aid 95 was deferred. The substantial increase in cost of revenues and operating expenses in the first two quarters of 1996 was primarily attributable to increased sales and marketing expenses, including costs associated with direct mail, expenses for the product launch of First Aid 95 Deluxe and increased staffing levels, particularly in research and development. Beginning in the second quarter of 1996, the Company has been engaged in an advertising campaign using print and radio to increase end-user awareness and stimulate purchases. The Company intends to continue to invest in its use of such advertising to promote its products for the foreseeable future. See "Risk Factors -- Management of Growth; Dependence on Key Personnel" and "Business -- Employees."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of Preferred Stock totaling $10.5 million, borrowings totaling $1.8 million and a grant of $318,000 administered by the ICICI. In 1993, 1994, 1995 and the first half of 1996, the Company used $651,000, $795,000, $2.5 million and $2.2 million of cash, respectively, in operating activities. In 1993, 1994, 1995 and the first half of 1996, the Company used net cash in operating activities primarily to fund net losses and increases in accounts receivable associated with increased net revenues, partially offset by increases in accounts payable, accrued expenses and unearned revenues.

     In 1993, 1994, 1995 and the first half of 1996, the Company's investing activities consisted of purchases of furniture, fixtures and equipment, primarily personal computers and accessories in the amount of $2,000, $13,000, $67,000 and $608,000, respectively. The Company expects that its capital expenditures will increase as the Company's employee base continues to grow. At June 30, 1996, the Company had no material commitments for capital expenditures.

     To date, the Company has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. Management expects that in the future cash in excess of current requirements will be invested in short-term, interest-bearing, investment grade securities.

     At June 30, 1996, the Company had $569,000 in cash and cash equivalents and a working capital deficit of $2.3 million. The Company also had available a $3.0 million revolving line of credit secured by the assets of the Company which expires in April 1997 and a $250,000 collateralized equipment purchase facility which expires in November 1996. Borrowings under the credit facility are limited to the lesser of $3.0 million or a percentage of eligible accounts receivable, as defined in the credit agreement. See Note 6 of Notes to Financial Statements.

     On July 3, 1996, the Company raised approximately $5.0 million through the issuance of 1,666,667 shares of Series C Preferred Stock convertible into approximately 833,334 shares of Common Stock. The proceeds from the Series C Preferred Stock are not included in the Company's Balance Sheet at June 30, 1996. The Company used a portion of the proceeds from this offering to pay down the $1.3 million outstanding under its revolving line of credit.

     The Company believes that the net proceeds from the sale of the Common Stock offered by the Company hereby, together with its current cash balances, cash available under its line of credit and cash flows from operations, if any, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in March 1995 which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to these assets and certain identifiable intangibles to be disposed of. Since the Company's current policy is consistent with the provisions of SFAS No. 121, the Company's management does not anticipate that the new pronouncement will impact its Financial Statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS No. 123 allows an entity to continue to measure compensation costs using the principles of Accounting Principles Board Opinion 25 ("APB No. 25") if certain pro forma disclosures are made. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. While the Company is still evaluating SFAS No. 123, it currently expects to elect to continue to measure and to recognize costs under APB No. 25 and to comply with the pro forma disclosure requirements of SFAS No. 123. If the Company makes this election, SFAS No. 123 will have no impact on the Company's Financial Statements.

                                    BUSINESS

     CyberMedia is a leading provider of automatic service and support software products for PC users in the Windows environment. The Company's products address the growing technical support demands of PC users. Dataquest estimates that PC users will make approximately 200 million calls for technical support in 1996. The Company's products are designed to enable PC users to diagnose and resolve problems automatically without relying on costly technical support resources.

     The Company's products are based on the Company's scalable ActiveHelp architecture that allows for the support of a broad range of PC products and related problems and enables the Company's products to be regularly and automatically updated through the Internet.

     CyberMedia is recognized for its successful First Aid family of products which has sold over one million units to date. The Company's First Aid products automatically detect, diagnose and resolve common software conflicts and configuration errors encountered by users in the Windows environment. The Company has introduced several versions of First Aid, including First Aid 95 and First Aid 95 Deluxe in September 1995 and March 1996, respectively, for the retail distribution channels and First Aid 95 Deluxe, Network Version in June 1996 for the corporate market. The First Aid title ranked in the top ten of all Windows 95 software applications sold in the United States (by number of units) in each month from November 1995 through June 1996 (PC Data).

     CyberMedia's Oil Change, released in beta version in June 1996, is designed to enable PC users to keep their systems up-to-date, thereby enhancing overall system performance and avoiding problems frequently encountered as a result of outdated software and device drivers. Oil Change will provide a one-stop solution for PC users to locate easily many of the most recent software updates and patches applicable to their systems and download and install them automatically via the Internet. The Company intends to launch the commercial version of Oil Change during the fourth quarter of 1996 through both the retail distribution channels and the Internet.

     The Company sells its products to individual and corporate users primarily through a combination of retail distribution channels and direct mail. The Company is expanding the marketing and sale of its products through the Internet, internationally and through strategic relationships.

INDUSTRY BACKGROUND

     The PC industry has grown rapidly during the last decade, with Microsoft Windows emerging as the dominant operating system. As a result of technological advances and increased functionality, combined with price decreases for entry level systems, the PC has become a mass market consumer electronics product, resulting in a greatly expanded installed base in homes and businesses. According to International Data Corporation, the worldwide installed base of PCs at the end of 1995 had grown to approximately 225 million units. The mass market appeal of PCs has resulted in an average PC user today who is less technologically sophisticated than the average PC user of the early 1990s. As evidence of this trend, Dataquest estimates that between mid-1995 and March 1996 approximately 58% of PCs sold in the United States were purchased by first-time users.

     At the same time that PCs have become more widely adopted, the hardware and software content of the average PC has become more complex, largely due to the open environment of the Intel PC-compatible platform. Many PCs today incorporate high speed processors, hard disk drives, high resolution monitors, sound cards, graphics boards, CD-ROM drives and other peripherals, which together provide significantly enhanced processing, storage and multimedia capabilities. The widespread availability of these increasingly powerful computers has in turn driven demand for increasingly complex software operating systems and applications that can take advantage of these enhanced hardware capabilities.

     In today's typical Windows-based PC configuration, the integration of a wide range of hardware and software components from different vendors has resulted in an increase in both the number and types of system errors and technical difficulties. The Company believes that a significant portion of problems commonly encountered by PC users are configuration errors and software conflicts that occur when users add new software applications or devices to their computers. One typical problem affects Dynamic Link Library ("DLL") files and subroutines, which perform important printing, spell checking and other widely used functions. When a new software program is installed, these files are sometimes moved without the user's knowledge, thereby causing existing applications to no longer function properly. Other problems can occur for a variety of reasons, including incorrectly removing applications and accidentally deleting shared files. The likelihood of such problems is increased in a multimedia environment where changes in system configurations occur frequently due to the addition of new games, sound cards, CD-ROM drives and video cards. The complexities introduced by the accelerating adoption of the Internet has created additional difficulties, including modem and network configuration problems. Even experienced PC users can encounter difficulty installing and using new devices and software because the existing system often must be reconfigured in order to eliminate the resulting internal conflicts. Additionally, a large number of PC technical problems are related to new versions of software that are incompatible with software and device drivers that are already installed on the PC.

     Due to the dramatic increase in the complexity of today's PC environment and the growth in the number of PC users, approximately 200 million calls are expected to be received at technical support centers nationwide in 1996, resulting in expenditures of nearly $4 billion (Dataquest). At the same time, in response to cost pressures in a competitive environment and an often unmanageable level of technical support calls, many software and hardware vendors are scaling back or completely eliminating the technical support that they once provided free of charge with their products. Many vendors now offer fee-based technical support services, such as 900 telephone numbers and per-incident support plans. However, customers who select such services often obtain busy signals or encounter lengthy delays before receiving assistance, resulting in widespread dissatisfaction among users. Further, such support is typically vendor-specific and is not designed to resolve compatibility issues or conflicts between products from multiple vendors.

     PC software and hardware vendors have typically released updated software and device drivers to correct bugs discovered since the latest product release, improve existing features, ensure compatibility with new devices or add new features. These updates and "patches" have traditionally been provided free of charge to users who request them and are distributed via the mail or posted to a vendor's bulletin board. However, most vendors have been unwilling to incur the costs of tracking, notifying and shipping product to all users who require such updates or patches. As a result, PC users are frequently unaware of the existence or location of vendor-provided updates and patches that can significantly enhance the performance of their systems.

     The Internet is emerging as a medium for vendors to quickly and cost-effectively distribute software updates and patches. Today, many types of software updates, from the Windows 95 Service Pack to new hardware device drivers and bug fixes, are available free over the Internet from a wide range of vendors. The accessibility of the Internet is enabling new releases of software to be made available with such rapidity that software is becoming almost "versionless." However, despite the potential benefits of the Internet as a distribution medium, to date there is no central, vendor-neutral source for locating software updates and patches. PC users must still manually log-on to each vendor's Web site and check for new updates or patches. Few PC users have the time or technical knowledge required to identify, locate, download and install the updates and patches that apply to their PCs.

     PC users and software and hardware vendors share a common need for the timely resolution of technical support problems. PC users need a readily accessible, vendor-neutral, easy-to-use solution that automatically identifies and fixes their most commonly experienced problems. Software and hardware vendors need to reduce their technical support burden and costs and to find channels to rapidly and cost-effectively disseminate updates and patches.

THE CYBERMEDIA SOLUTION

     The CyberMedia solution provides automatic service and support for PC users and reduces support costs for software and hardware vendors. The Company has developed an innovative, vendor-neutral, automated approach to technical support that enables the Company to deliver among the most comprehensive and easy-to-use software support solutions available today for Windows-based PC users. The Company's products are based on its scalable ActiveHelp architecture that allows for the support of a broad range of PC products and related problems and enables the Company's products to be regularly and automatically updated through the Internet.

     CyberMedia's First Aid products automatically detect, diagnose and resolve common software conflicts and configuration errors arising in the Windows environment. The First Aid products are designed to reduce the need for time-consuming technical support calls. The First Aid products employ a rule-based engine to compare a PC's current configuration with a set of rules determining how each application or device should be configured under ideal conditions. The First Aid products access the Company's HelpCentral knowledge base of general and system-specific information supporting a wide range of software applications, multimedia cards, modems, video cards and networks that, in the aggregate, resolve over 10,000 potential combinations of problems. This knowledge base is regularly updated by the Company and is accessible to First Aid users over the Internet.

     CyberMedia's Oil Change, released in beta version in June 1996, is designed to enable PC users to keep their systems up-to-date, thereby enhancing overall system performance and avoiding problems frequently encountered as a result of outdated software and device drivers. Oil Change will provide a one-stop solution for PC users to locate easily many of the most recent software updates and patches applicable to their systems and download and install them automatically via the Internet. Oil Change develops a profile of installed software applications and device drivers on a user's PC and compares this profile with the Company's HelpCentral knowledge base of information on updates and patches available at vendor Web sites. Upon the user's request, Oil Change retrieves and installs the selected updates and patches. As of August 5, 1996, the Company's HelpCentral knowledge base contained information on over 225 updates and patches from approximately 90 vendors, including Microsoft, Hewlett-Packard Company ("Hewlett-Packard") and Creative Labs, Inc. ("Creative Labs").

THE CYBERMEDIA STRATEGY

     The Company's objective is to be the leading provider of automatic service and support software products. Key elements of the Company's business strategy include:

     Maintain Market Leadership in Automatic Service and Support Software. With the broad market acceptance of its First Aid products, the Company is widely recognized as a leader in providing automatic service and support for PC users. The Company seeks to maintain its leadership by being first to market with innovative products and product upgrades that leverage the Company's proprietary technology and incorporate feedback from its extensive user base.

     Offer Comprehensive, Scalable Solutions. The Company's goal is to offer comprehensive products that address most common technical support problems faced by PC users and that are regularly updated to support their evolving needs. These products are designed to enable PC users to diagnose and resolve problems automatically without relying on costly technical support resources. The Company maintains and regularly updates comprehensive knowledge bases of information on a wide range of PC hardware and software products and related technical support problems and on available updates and patches for commonly used software applications and device drivers. These knowledge bases are easily accessible to users of CyberMedia's products at the Company's Internet site.

     Leverage the Internet. The Company believes that the Internet represents an efficient medium for the delivery of automatic service and support and seeks to develop products that can be continually updated and delivered over this medium. The Company seeks to establish Oil Change as the defacto standard for PC users to obtain updates and patches to third-party software applications and device drivers over the Internet. The Company's open architecture approach enables it to easily and rapidly incorporate support for new updates, patches and other technical support information as they become available on vendor Web sites. The Company is exploring potential revenue opportunities using the unique information and access provided through the Oil Change platform, including the sale of new full product releases of third-party software and ancillary products and targeted advertising.

     Pursue Strategic Alliances. The Company intends to pursue strategic alliances with third-party hardware and software vendors to enhance the functionality and increase the distribution of its automatic service and support products. The Company is pursuing OEM relationships with leading PC and peripherals vendors, operating systems software companies and other software vendors to bundle full and limited versions of its products. The Company has also established a Medallion Partnership program for its Oil Change product to encourage hardware and software vendors to communicate information about new updates and patches to the Company as soon as they become available. The Company also intends to provide third-party hardware and software vendors with CyberScript, its powerful scripting language under commercial development, to enable them to incorporate technical support information on new products directly into the Company's HelpCentral knowledge bases. The Company believes that these relationships will increase brand recognition of its products, expand its customer base and provide early access to leading edge software, multimedia and Internet/on-line technologies.

     Promote Brand Awareness. The Company believes that brand awareness is a key factor in software purchase decisions and, to that end, the Company strives to develop products that achieve strong customer appeal, customer loyalty and long life cycles. The Company seeks to reinforce and strengthen CyberMedia, First Aid and Oil Change as leading brand names in automatic service and support by increasing its level of public relations, advertising and direct marketing activities and by establishing strategic relationships with hardware and software vendors.

     Expand International Presence. The Company intends to invest significant resources to adapt its automatic service and support products to international markets and expand its sales and marketing efforts overseas. The Company currently sells its products internationally through authorized distributors in the United Kingdom and Australia and is developing localized versions of First Aid 95 Deluxe for the French, German and Japanese markets. The Company expects to introduce the French and German versions of First Aid 95 Deluxe in the fourth quarter of 1996 and the Japanese version in 1997.

PRODUCTS

     The Company's products are designed to enable PC users to diagnose and resolve problems automatically without relying on costly technical support resources. The Company's scalable ActiveHelp architecture allows the Company's products to support a broad range of PC products and related problems and to be regularly and automatically updated through the Internet. The Company's products also protect system integrity by creating a backup of all changes to critical configuration files, enabling a user to restore their PC to a prior configuration if desired. Each of the Company's products includes a 60-day unconditional money-back guarantee. CyberMedia has developed the following ActiveHelp products:

                              ACTIVEHELP PRODUCTS

 ---------------------------------------------------------------------------------------------------------------

                                              SUGGESTED
     PRODUCT             DATE INTRODUCED    STREET PRICE*   DESCRIPTION
                                                            ------------------------------------------------
 ---------------------------------------------------------------------------------------------------------------
   First Aid 95         Ver 2.0 - Sep. 95       $39.95        Automated technical support for configuration
                                                              errors and software conflicts occurring on
                                                              Windows-based PCs
 ---------------------------------------------------------------------------------------------------------------
   First Aid 95 Deluxe  Ver 3.0 - Mar. 96       $59.95        Incorporates the core features of First Aid 95
                                                              and PC911 with the ability to obtain automatic
                                                              updates through the Internet
 ---------------------------------------------------------------------------------------------------------------
   First Aid 95 Deluxe, Ver 3.0 - Jun. 96   $32 per user**    First Aid 95 Deluxe designed for corporate
     Network Version                                          local area networks
 ---------------------------------------------------------------------------------------------------------------
   PC911                Ver 1.0 - Sep. 94       $19.95        Automatically backs up all important
                                                              configuration files and parameters on a PC and
                                                              creates and updates an emergency disk
 ---------------------------------------------------------------------------------------------------------------
   Tech Support         Ver 1.0 - Jun. 96       $19.95        Reference book and CD-ROM with contact
     Yellow Pages                                             information for 2,000 software and hardware
                                                              vendors
 ---------------------------------------------------------------------------------------------------------------
   Oil Change             Beta - Jun. 96         TBA          Automatically downloads and installs updates
                                                              and patches to commonly used software
                                                              applications and device drivers via the
                                                              Internet
 ---------------------------------------------------------------------------------------------------------------

- ---------------

* Actual prices vary depending on local conditions, the distribution channel and other factors.
** Based on a ten-user site license.

  First Aid

     The Company is recognized for its First Aid family of products with over one million units sold to date. The First Aid family of products is designed to detect, diagnose and resolve a wide range of software conflicts and configuration problems associated with Windows-based PCs, using the Company's knowledge base of product and vendor-specific technical support information. This knowledge base, which is installed locally on a PC when First Aid is installed, can be updated as needed by connecting to CyberMedia's HelpCentral Internet site, which houses a regularly updated knowledge base.

     In 1994, 1995 and the first half of 1996, virtually all of the Company's sales have been from the First Aid family, which includes First Aid, First Aid 95, First Aid 95 Deluxe and PC911. The First Aid title has ranked in the top ten of all Windows 95 software applications sold in the United States (by number of units) in each month from November 1995 through June 1996 (PC Data). First Aid products are currently available for Windows 3.1, Windows 95 and Windows for Workgroups 3.11.

                             [Diagram of First Aid]

     First Aid 95. The Company's flagship product, First Aid 95, has won numerous awards, including the Windows Sources Stellar Award (December 1995) and the PC Pro 4 Stars Award. Key features of First Aid 95 include the following:

     - Fixes configuration and setup problems with Windows applications by ensuring that all DLL files required by an application at startup are present in the correct directories. Locates and copies misplaced DLLs to the correct directories when needed.

     - Performs thorough feature-by-feature checks on many popular applications. Detects and fixes problems caused by misplaced DLLs and invalid entries in Windows configuration files.

     - Detects setup problems with many popular multimedia cards and CD-ROM drives. Corrects problems by installing proper drivers and modifying configuration files as needed.

     - Identifies and resolves many setup problems with modems, on-line access services and local area networks.

     - Intercepts most General Protection Faults and other crashes. Returns users to their original application where they can save their work. Enables users to save their work that may have been lost otherwise.

     - Verifies whether disk caches, memory buffers and other parameters on a PC have been set for optimal performance. Makes recommendations that can help boost PC performance.

     - Allows users to recover hard disk space by removing and archiving infrequently used features in many popular applications.

     First Aid 95 Deluxe. Released in March 1996, First Aid 95 Deluxe is an enhanced version of First Aid 95. First Aid 95 Deluxe includes all the features of First Aid 95 and adds the following functions:

     - Automatically monitors changes in a PC's configuration files and maintains a history of the last 50 changes. Enables users to restore the PC to a prior working configuration if the PC fails to work properly.

     - Creates an emergency disk that backs up all critical files and parameters. The emergency disk can be used to reboot and restore a PC's setup files in the event of a catastrophic failure that wipes these out.

     - Enables users to update the First Aid knowledge base on their PCs through automatic downloads from HelpCentral, an up-to-date knowledge base residing on the Company's Internet server.

     - Provides contact information for over 2,000 hardware and software vendors, including direct "hot-links" to their Web sites.

     The Company has implemented a marketing program to allow registered users of First Aid 95 to upgrade to First Aid 95 Deluxe for $19.95 (plus shipping and handling).

     First Aid 95 Deluxe, Network Version. First Aid 95 Deluxe, Network Version is specifically designed for use in Windows-based network environments. The Network Version is designed to minimize internal support costs in an organization by enabling PC users to fix many common problems without the intervention of technical support professionals. The Network Version is currently available on Windows 3.1, Windows 95 and Windows for Workgroups 3.11 and the Company expects to release a Windows NT version in the fourth quarter of 1996. The Network Version incorporates the following additional capabilities to the stand-alone version of First Aid 95 Deluxe:

     - Enables network administrators to install First Aid 95 Deluxe directly from a network server.

     -  Automatically notifies network administrators of problems on users' PCs.

     -  Enables administrators to set preferences and security levels.

     PC911. PC911 helps users recover from problems caused by changes in configuration files resulting from the installation or removal of hardware and software. Upon startup, PC911 automatically detects and logs any changes it finds in the PC's configuration files. In the event of problems following installation or removal of hardware or software, users can use PC911 to restore a prior working setup, or review all changes that occurred since installation or removal. Many critical configuration files and parameters, if lost or corrupted, can also prevent a PC from booting up. PC911 also creates an emergency disk that backs up all such files and parameters, enabling them to be restored in case of catastrophic failure.

     PC911 was first introduced in September 1994. In order to promote the First Aid brand name, the Company has incorporated the main features of PC911 into First Aid 95 Deluxe and discontinued sales of PC911 through the retail distribution channels. At present, PC911 is sold only through direct mail and third-party catalogs.

  Tech Support Yellow Pages

     Tech Support Yellow Pages is an easy-to-use reference book and CD-ROM that allows users to access contact information for over 2,000 hardware and software vendors. Users can receive updates to the Tech Support Yellow Pages CD-ROM via downloads from the Company's HelpCentral. The CD-ROM provides users with Internet access with "hot links" to connect directly to any vendor Web site.

  Oil Change

     Oil Change is an Internet-based software product under development that is designed to provide a one-stop solution for PC users to locate easily the most recent software updates and patches applicable to their systems and download and install them automatically via the Internet. Oil Change is designed to enable PC users to keep their systems up-to-date, thereby enhancing overall system performance and avoiding problems frequently encountered as a result of outdated software and device drivers.

     Oil Change examines a user's PC and develops a profile of the installed software applications and hardware device drivers. Oil Change then connects to CyberMedia's HelpCentral server through the Internet to compare this profile with the Company's regularly updated central knowledge base of information on updates and patches available at various vendor Web sites. Oil Change offers the user a list of available updates and patches and the problems that these updates and patches are intended to resolve. Upon the user's request, Oil Change retrieves and installs selected updates and patches. The Company is designing Oil Change with the ability to automatically notify users when new upgrades or patches of software running on their systems become available.

     The Company intends to provide Oil Change support initially for many of the best selling software applications and device drivers. The Company has also established a Medallion Partnership program to encourage hardware and software vendors to communicate information about new updates and patches to the Company as soon as they become available. As of August 5, 1996, the Company's HelpCentral knowledge base contained information on over 225 updates and patches from approximately 90 vendors, including Microsoft, Hewlett-Packard and Creative Labs.

                              [Oil Change Graphic]

     Oil Change was released in a beta version in June 1996 and made available free of charge through the CyberMedia Web site at www.cybermedia.com. The Company intends to launch the commercial version of Oil Change during the fourth quarter of 1996 through both the retail distribution channels and the Internet. The initial version of Oil Change is designed to run on the Windows 95 platform. The street price for Oil Change is expected to be approximately $40 for a one-year subscription, which includes an initial setup fee.

TECHNOLOGY

     The Company's proprietary ActiveHelp technology consists of three components, Agents, HelpCentral and CyberScript, which together provide an open, scalable architecture for developing and continually updating the Company's automatic service and support software products. The Company's ActiveHelp architecture is illustrated below.

                         [Diagram of the Architecture]

     Each of the Company's products incorporates Agents, client-level software that detects and solves problems locally at the user's PC. These Agents connect to CyberMedia's HelpCentral server through the Internet to access centralized knowledge bases of up-to-date technical support information. Information on HelpCentral is inputted and continually updated using CyberScript, the Company's powerful proprietary scripting language. CyberScript enables technical support information to be easily defined and added to HelpCentral in a standardized format.

     The technology components of CyberMedia's principal product lines, First Aid and Oil Change, are described below.

  First Aid

     Agent. The First Aid Agent's primary function is to detect and solve software conflicts and configuration problems locally at the user's PC. The Agent can be activated directly by the user or set to run in the background to be activated automatically upon the occurrence of certain events such as General Protection Faults or system crashes. Once activated, the First Aid Agent gathers data from the PC and then utilizes a rule-based diagnostic engine to compare a PC's current configuration with a set of rules determining how each application or device should be configured under ideal conditions. The First Aid Agent includes a local version of the Company's HelpCentral knowledge base of systems, software and hardware-related configuration information. If a problem cannot be resolved locally, the First Aid Agent can connect to CyberMedia's HelpCentral server through the Internet to update the local knowledge base with the Company's up-to-date central knowledge base. Once a problem has been diagnosed, the Agent displays the likely cause and proposed solution and presents the user with an "AutoFix" button. If the user selects this option, the Agent will then automatically implement the solution.

     HelpCentral. To support the First Aid Agent, CyberMedia's HelpCentral knowledge base maintains up-to-date general and system-specific information supporting a wide range of software applications, multimedia cards, modems, video cards, and networks that, in the aggregate, resolve over 10,000 potential combinations of problems. Hardware and software products are described in terms of the configuration required for them to function properly. For example, a software application is described in terms of the program files and DLLs that it requires, and a multimedia card is described by the drivers and configuration entries it requires. Vendor-specific information is also maintained on the HelpCentral knowledge base, including addresses, telephone numbers and Web addresses for over 2,000 hardware and software vendors. The information maintained at

HelpCentral is currently updated on a regular basis to support new products and changes in vendor information.

  Oil Change

     Agent. The Oil Change Agent scans a user's PC to determine the installed software applications and device drivers and builds a profile of every software file, its location and current revision level. Once the profile has been developed, the Oil Change Agent contacts CyberMedia's HelpCentral server through the Internet to compare this profile with the Company's regularly updated knowledge base of information on updates and patches available at various vendor Web sites. The Agent displays all newer updates or patches and downloads those that the user selects directly from the vendor's Web site. The Agent then unpacks and installs the downloaded updates and patches. To ensure safety, the Agent creates a backup of all changes, enabling a user to restore to the prior configuration if desired.

     HelpCentral. To support the Oil Change Agent, HelpCentral maintains up-to-date information on new updates and patches for commonly used software applications and device drivers. Information provided for each update and patch is described in terms of their on-line location, the revision levels they represent and their installation instructions. The information maintained at HelpCentral is updated regularly by Company programmers who monitor new postings of upgrades and patches on the Internet. The Company's Medallion Partners also communicate information about new updates and patches to the Company via the Internet as soon as they become available at their Web sites. The information is then authenticated by the Company and added to the HelpCentral knowledge base. As of August 5, 1996, the Company's HelpCentral knowledge base contained information on over 225 updates and patches from approximately 90 vendors, including Microsoft, Hewlett-Packard and Creative Labs.

     CyberScript. A key component of CyberMedia's technology is CyberScript, a powerful proprietary scripting language that enables product-specific knowledge and other technical support information to be defined and added to HelpCentral in a standardized format. In the future, the Company intends to publish the specifications for CyberScript and make it available to third-party hardware and software vendors to enable them to incorporate technical support information on new products directly into the Company's HelpCentral knowledge bases. The Company intends to develop easy-to-use interfaces and other development tools for CyberScript so that it can be used by third parties with only minimal training.

DISTRIBUTION AND MARKETING

  Distribution

     The Company sells its products to individual and corporate users primarily through a combination of retail distribution channels and direct mail. The Company is expanding the marketing and sale of its products through the Internet, internationally and through certain strategic partners.

     Domestic. The Company's principal domestic channels of distribution are through software distributors for resale to the retail sales channel and through direct mail. In addition, the Company's products can be ordered through the Company's Web site. Sales to the Company's top three distributors, Navarre, Ingram Micro and Micro Central, accounted for approximately 22%, 20% and 11%, respectively, of the Company's net revenues in the six months ended June 30, 1996, and 9%, 16% and 19%, respectively, of net revenues in 1995. The Company's products are currently available at more than 9,000 locations through major retailers, including CompUSA Inc., Sam's Club, Micro Center, Egghead Software, Computer City, Fry's Electronics, Inc., Office Depot, Inc., Best Buy and Price Costco Inc.

     The Company maintains a stock balancing policy that allows distributors and retailers to return products for credit. In addition, the Company provides price protection to its distributors in the event the Company reduces its prices. The Company establishes reserves, including reserves under the Company's stock balancing policy, based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of the Company's products and other factors. Product returns or obligations resulting from the Company's price protection policy that exceed the

Company's reserves could adversely affect the Company's business, results of operations and financial condition.

     During 1995 and the first half of 1996, direct sales accounted for approximately 40% of net revenues. Sales through direct mail are outsourced to third-party mailing and fulfillment houses. The Company sells First Aid 95 Deluxe, Network Version through a limited direct sales organization comprised of telesales, catalog and sales representatives to corporate customers.

     International. Internationally, the Company markets its products through authorized distributors in the United Kingdom and Australia who resell to retail stores and through retailers. To date, international sales have accounted for less than 5% of the Company's net revenues. The Company is developing localized versions of First Aid 95 Deluxe for the French, German and Japanese markets. The Company expects to introduce the French and German versions of First Aid 95 Deluxe in the fourth quarter of 1996 and the Japanese version in 1997.

  Marketing

     The Company's marketing strategy in retail distribution channels has typically focused on high impact product packaging, end-caps and rebate coupons. In addition, the Company seeks to increase market share and brand recognition through public relations activities involving introducing its products to local user groups and obtaining press coverage in regional and national trade and technical publications. From time to time, the Company utilizes aggressive direct mail campaigns targeted specifically at Windows-based PC users. Beginning in the second quarter of 1996, the Company has been engaged in an advertising campaign using print and radio to increase end-user awareness and stimulate purchases. The Company intends to continue to invest in its use of such advertising to promote its products for the foreseeable future.

     CyberMedia's marketing activities also include participation in trade and computer shows and cooperative advertising programs directly with certain distributors and retailers, whereby the Company receives marketing opportunities through advertisements, brochures, and catalogs initially paid for by the distributors. The Company provides for expenses related to these programs in amounts established in the individual distributor agreements or in modifications thereto. Additionally, the Company from time to time offers rebates to end users who purchase the Company's products.

     The Company's sales and marketing force as of July 31, 1996 consisted of 34 people, all of whom receive salaries, commissions, and/or incentive bonus compensation. The Company's in-house marketing department coordinates most of the design and development of the Company's product packaging, advertisements and promotional items.

  Strategic Alliances

     CyberMedia seeks to establish strategic alliances with third-party hardware and software vendors to enhance the functionality and increase the distribution of its automatic service and support products. The Company is pursuing OEM relationships with leading PC and peripherals vendors, operating systems software companies and other software vendors to bundle full and limited versions of its products. The Company recently entered into an OEM relationship with Diamond Multimedia Systems, Inc. to provide a limited version of First Aid 95 Deluxe for bundling with all of its products and a license agreement with NEC Technologies, Inc. to provide a full version of First Aid 95 Deluxe for bundling with certain of its products. The Company has also established a Medallion Partnership program for its Oil Change product to encourage hardware and software vendors to communicate information about new updates and patches to the Company as soon as they become available. The Company also intends to make CyberScript available to third-party hardware and software vendors to enable them to incorporate technical support information on new products directly into the Company's HelpCentral knowledge bases. The Company believes that these relationships will increase brand recognition of its products, expand its customer base and provide early access to leading edge software, multimedia and Internet/on-line technologies.

TECHNICAL SUPPORT

     The Company provides free telephone support to purchasers of its software products during its regular business hours. End users are able to consult directly with software support personnel with respect to software use, hardware problems and peripheral needs or receive on-line support. The Company provides a substantial amount of its technical support through on-line forums, such as America Online, Inc. and CompuServe. In addition, the Company plans to offer its corporate clients a variety of fee-based options providing a range of service levels designed to meet their technical support requirements. In Europe, technical support is provided through third parties. As of July 31, 1996, the Company had 17 professionals in technical support.

PRODUCT DEVELOPMENT

     The Company believes that significant investment in product development is required in order to remain competitive, accelerate the rate of product introductions, incorporate new technologies, and sustain and improve the quality of its products. In addition to engineering and quality assurance, the Company's product development activities include the identification and validation of a product's potential commercial success, as well as the incorporation of new technologies in new products. The Company seeks to gain pre-release access to and develop expertise in current and future versions of Windows and other leading hardware and software products in order to develop and release such products on a timely basis. The Company incorporates market research into the design and development of its products to anticipate the evolving technical support needs of PC users. In addition, the Company works closely with hardware and software manufacturers to identify their technical support requirements and to incorporate this feedback into the development of the Company's products. These efforts are critical in enabling the Company to be competitive, improve quality and consistency, update its current products and bring new products to market quickly.

     The Company's principal current product development efforts include: (i) developing new releases of its First Aid product line, including First Aid 97 scheduled for release in the fourth quarter of 1996, (ii) enhancing its HelpCentral knowledge bases to provide support for new third-party products and updates and patches to current applications, (iii) completing the commercial development of Oil Change, (iv) broadening the appeal of First Aid products in the corporate and international markets by providing support for the Windows NT operating system and developing localized products for international markets,
(v) developing additional products that address evolving automatic service and support requirements, and (vi) developing CyberScript for use by third parties to incorporate information about their products into the Company's knowledge base.

     The Company utilizes work-for-hire software engineers in India to update its knowledge bases to support new third-party products, updates and patches and to develop a Windows NT version of its First Aid 95 Deluxe, Network Version. The Company has exclusive ownership of all products developed by such engineers and has no royalty obligations to these engineers.

     Research and development expenses during 1993, 1994, 1995 and the first half of 1996 were approximately $468,000, $544,000, $964,000 and $1.1 million, respectively. As of July 31, 1996, the Company had 30 full-time employees in research and development. See "Risk Factors -- New Product Development and Technological Change."

COMPETITION

     The PC software industry is intensely competitive and characterized by short product life cycles and new product introductions. The Company competes with software companies of varying sizes and resources, including SystemSoft Corporation, Quarterdeck Corporation, Symantec Corp. and others. The Company believes that a number of software companies will be introducing automatic service and support software products in the near future that will compete with the Company's products. The Company expects that potential future competitors may include other software vendors, including Internet software vendors. Many of the Company's existing and potential competitors have substantially greater financial, technical and marketing resources than the Company. Moreover, there are no proprietary barriers to entry that could keep existing and potential competitors from developing similar products or selling competing products in the Company's markets. To the extent that the Company's competitors bundle their software products with leading hardware, application software or operating system vendors, or if one or more of the operating system vendors, such as Microsoft, developed its own technical support software and incorporated such functionality into its products, the Company's business, results of operation and financial condition could be materially adversely affected. There can be no assurance that the Company will be able to compete successfully with existing or potential competitors. Increased competition may result in the loss of shelf space or a reduction in demand or sell-through of the Company's products, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Microsoft's position as a large, well-capitalized software company with a dominant share of the market for PC operating system software could enable it to develop products that compete effectively with those of the Company. In particular, Microsoft is incorporating "Plug and Play" capabilities into future versions of its operating systems. Plug and Play capabilities are designed to allow PC users to add on any computer peripheral (such as a modem, video or sound card) to a Windows-based system and enable that peripheral to work immediately, without concern for software configuration errors or driver conflicts. In addition, to the extent that Microsoft incorporates functionality comparable, or perceived as comparable, to those offered by the Company into its Windows products (or separately offers comparable products), sales of the Company's products could be materially adversely affected. There can be no assurance that any such action by Microsoft or others would not render the Company's products noncompetitive or obsolete.

     The Company's products also compete indirectly against alternative sources of technical support, such as the technical support departments of hardware and software vendors. Additionally, the Internet provides hardware and software vendors with a new medium to offer technical support services. The Company expects that many vendors will provide Internet-based technical support services to support their existing and future products. The availability of these technical support services could materially dilute the value of the Company's products and have a material adverse effect on the Company's market position, business, results of operations and financial condition. See "-- Industry Background."

     In addition, the Company may face increasing pricing pressures from current and future competitors and, accordingly, there can be no assurance that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect the Company's business, results of operations and financial condition, and would require the Company to increase unit sales in order to maintain historic levels of net revenues.

     The Company believes that the principal competitive factors in the software industry are product features and quality, reliability, ease of use, brand name recognition, access to distribution channels and price. Although the Company believes it competes favorably with respect to these factors, there can be no assurance that the Company will continue to do so. See "Risk
Factors -- Competition."

PROPRIETARY RIGHTS

     The Company's success is heavily dependent upon its proprietary software. The Company relies primarily on a combination of copyright, trademark and trade secret laws, employee confidentiality and nondisclosure agreements and third-party nondisclosure agreements and other methods of protection common in the industry to protect its proprietary rights. The Company licenses its products primarily under "shrink wrap" license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the Company has two United States patent applications pending and intends to seek international and further United States patents on its technology. There can be no assurance that patents will issue from the Company's pending applications or that any claims allowed from the pending patent applications or those hereafter filed will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company or that any patents which may be issued to the Company will not be challenged and invalidated. In addition, existing copyright laws provide only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology that the Company considers proprietary, and third parties may develop similar technology independently. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate. In addition, there can be no assurance that the Company's competitors will not independently develop technologies and products that are substantially equivalent or superior to those of the Company without violating the Company's proprietary rights.

     As the number of software products in the industry increases and the functionality of these products increasingly overlaps, software developers may become increasingly subject to infringement claims. From time to time, the Company has received communications from third parties asserting that certain products may infringe upon intellectual property rights of others. To date, no such claim has resulted in litigation or the payment of any damages. However, there can be no assurance that existing or future infringement claims against the Company with respect to current or future products will not result in costly litigation or require the Company to enter into royalty bearing licenses with third parties or to discontinue use of certain portions of the Company's technology if licenses are not available on acceptable terms.

     While to date the Company's international sales have been insignificant, the Company intends to devote substantial resources in an effort to expand the international distribution of its products. The laws of some foreign countries either do not protect the Company's proprietary rights or offer only limited protection for those rights. The Company has not registered its copyrights in any foreign countries. While in most foreign countries registration is not required in order to receive copyright protection, the ability to bring an enforcement action and obtain certain remedies depends on compliance with that country's copyright laws. Consequently, the Company's failure to register its copyrights abroad may make enforcement of these rights more difficult or reduce the available remedies in any enforcement action. In addition, the Company has not to date pursued foreign registration of its trademarks due to the significant costs involved and, as a result, the Company may not be able to prevent a third party from using its trademarks in many foreign jurisdictions.

OPERATIONS

     The production of the Company's software products includes diskette duplication, purchased component assembly, printing of user manuals and final packaging. The Company contracts with outside parties to perform these functions to the Company's specifications and quality standards. The Company currently does not have long-term agreements with any of these parties. Although the Company believes that alternative resources exist or can be obtained, a disruption of the Company's relationship with any of these outside parties could adversely affect the Company's business, results of operations and financial condition until replacement sources are established. In addition, any material changes in product and service quality and pricing or failure to adhere to the Company's specifications by these outside parties could adversely affect the Company's business, results of operations and financial condition. The Company has attempted to mitigate the risk of any such disruption by maintaining certain levels of "safety stock" inventories and the limited use of second source vendors. In the past, the Company has experienced material difficulties and delays in the manufacture and assembly of its products. There can be no assurance that the Company will not continue to experience such difficulties in the future. As of July 31, 1996, the Company had a total of three employees in operations. See "Risk Factors -- Reliance on Outside Resources."

BACKLOG

     The Company normally ships products within one week after receipt of an order. As a result, the Company has relatively little backlog at any time and does not consider backlog to be a significant indicator of future performance.

EMPLOYEES

     At July 31, 1996, the Company employed a total of 104 full-time employees, including three in operations, 34 in sales and marketing, 17 in technical support, 30 in research and development and 20 in finance and administration. The Company also employs, from time to time, a number of temporary and part-time employees as well as consultants on a contract basis. The Company has experienced rapid growth in the past year and intends to hire additional personnel during the next twelve months in each of these areas. The Company's future success will depend in part on its ability to attract, train, retain and motivate highly qualified employees, who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's employees are not represented by a collective bargaining organization, and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good. See "Risk Factors -- Management of Growth; Dependence on Key Personnel."

FACILITIES

     The Company leases approximately 16,000 square feet of office space in Santa Monica, California. These facilities serve as the Company's headquarters and include all Company functions except outside sales. The Company believes that its facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation relating to claims arising out of its products or operations in the normal course of business. In July 1996, the Company filed a lawsuit in the U.S. District Court, Northern District of California against Vertisoft, a wholly-owned subsidiary of Quarterdeck Corp. alleging that Vertisoft's packaging materials included false and misleading statements about the Company that constituted unfair competition and false advertising. Vertisoft has filed counterclaims against the Company alleging that the Company's packaging materials included false and misleading statements. Pending trial, the Court has granted a preliminary injunction in favor of the Company and against Vertisoft which prevents Vertisoft from shipping products with its existing packaging unless certain statements are "stickered" over. The Court has also denied Vertisoft's request for a preliminary injunction to stop the Company from shipping its First Aid 95 and First Aid 95 Deluxe products, or even to require a form of "sticker" be placed on the Company's products. The Court's rejection of Vertisoft's request does not preclude Vertisoft from filing other or additional motions in the suit, including requests for injunctive relief or damages.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company as of August 27, 1996 are as follows:

         NAME              AGE                       POSITION
- -----------------------    ---     --------------------------------------------
Unni S. Warrier            42      President, Chief Executive Officer and
                                   Chairman of the Board
Leonard L. Backus          43      Vice President, International Sales
Jeffrey W. Beaumont        44      Vice President, Finance and Chief Financial
                                   Officer
Srikanth Chari             44      Vice President, Marketing
Brad Kingsbury             32      Vice President, Engineering
Anne T. Lam                38      Vice President, Business Development
Paul Dali(1)               54      Director
Peter Morris(1)            40      Director
Suhas Patil(1)             52      Director
Ronald S. Posner(2)        53      Director
Kanwal Rekhi(2)            49      Director
James R. Tolonen(2)        47      Director

- ---------------

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

     Each director will hold office until the next Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors (the "Board").

     Mr. Warrier has served as President, Chief Executive Officer and Chairman of the Board of the Company since co-founding the Company in November 1991. From May 1989 to February 1991, he served as President and Chief Executive Officer of NetLabs, Inc., a maker of UNIX network management products, which Mr. Warrier co-founded. Mr. Warrier holds a B. Tech. in Physics from the Indian Institute of Technology of Kanpur, India and a M. Tech. in Computer Science from the Indian Institute of Technology of Madras, India.

     Mr. Backus has served as Vice President, International Sales of the Company since April 1996. Prior to joining the Company, from October 1995 to April 1996, he served as a Principal for Technology Marketing Alliance, a consulting company. Prior to that, Mr. Backus served as Vice President, International Sales and Marketing, of MediaVision Technology, Inc., a computer hardware manufacturer from July 1994 to October 1995, and as Director of International Sales of MediaVision Technology, Inc. from February 1991 to July 1994. Mr. Backus holds a B.S. in Electrical Engineering from the University of Washington and an M.S. in Electrical Engineering from the University of Southern California.

     Mr. Beaumont has served as Vice President, Finance and Chief Financial Officer of the Company since December 1995. From June 1995 to December 1995, he served as an independent consultant to various companies. Prior to joining the Company, from October 1994 to June 1995, he served as Chief Financial Officer of Blyth Holdings, Inc., a software development company. From August 1989 to October 1994, Mr. Beaumont served as Chief Financial Officer at Davidson & Associates, Inc., an educational software development company. Mr. Beaumont holds a B.A. in History from Hamilton College and an M.B.A. from the University of Michigan.

     Dr. Chari has served as Vice President, Marketing since co-founding the Company in November 1991. From November 1991 to August 1996, Dr. Chari also served as a director of the Company. From July 1990 to October 1991, he served as Director of Marketing for NetLabs, Inc. Dr. Chari holds a B. Tech. in Electrical Engineering from the Indian Institute of Technology of Delhi, India, an M.B.A. from the Indian Institute of Management of Ahmedabad, India and a Ph.D. in Business from the University of California, Los Angeles.

     Mr. Kingsbury has served as Vice President, Engineering of the Company since April 1996. Prior to joining the Company, from July 1985 to April 1996, he served in various positions at Symantec Corporation, a software utilities company, most recently as Chief Technologist and General Manager of the Anti-Virus Business Unit. Mr. Kingsbury holds a B.S. in Computer Science from California State University, Northridge.

     Ms. Lam has served as Vice President, Business Development since co-founding the Company in November 1991. From November 1991 to August 1996, Ms. Lam also served as a director of the Company. From May 1989 to October 1991, she served as Director, Strategic Sales of NetLabs, Inc, a company which she co-founded. Ms. Lam holds a B.S. and an M.S. in Computer Science from the University of California, Los Angeles.

     Mr. Dali has served as a director of the Company since September 1995. Since December 1991, he has served as a general partner at Nazem & Company, a venture capital investment firm. Prior to this, he served as Chief Executive Officer of Regis McKenna, Inc., a marketing consulting company, and as General Manager of Apple Computer, Inc. Mr. Dali holds a B.S. in Finance from California State University, Northridge.

     Mr. Morris has served as a director of the Company since September 1995. Since January 1993, he has served as a partner at New Enterprise Associates, a venture capital firm. From January 1991 to December 1992, he served as an Associate at New Enterprise Associates. From February 1990 to December 1990, he served as General Manager at Telebit, a communications company. Mr. Morris holds a B.S. in Electrical Engineering and an M.B.A. from Stanford University.

     Dr. Patil has served as a director of the Company since September 1995. Since February 1984, he has served as Chairman of the Board of Cirrus Logic, Inc., a manufacturer of advanced integrated circuits for personal computing, communications, industrial and consumer markets, which Dr. Patil founded. Dr. Patil holds a B. Tech and an M.S. in Electronics and Electrical Communication from the Indian Institute of Technology of Kharagpur, India and a Sc.D. in Electrical Engineering from Massachusetts Institute of Technology.

     Mr. Posner has served as a director of the Company since September 1995. Since January 1996, he has served as Chairman of the Board of Graphix Zone, Inc., a CD-ROM publishing company, and was a co-founder and Chairman of the Board of StarPress, Inc., a CD-ROM publishing company that merged with Graphix Zone, Inc. in July 1996. Mr. Posner was also Chairman of the Board and Chief Executive Officer of WordStar International, Inc., a PC software company, and President and Chief Executive Officer of Norton Utilities, Inc., a software utilities company. Mr. Posner holds a B.S. in Mathematics from Renssalaer Polytechnic Institute and an M.B.A. from Harvard University.

     Mr. Rekhi has served as a director of the Company since September 1995. From June 1989 to January 1995, Mr. Rekhi served as an Executive Vice President and Chief Technology Officer of Novell, Inc., ("Novell") a local area network and software company. Mr. Rekhi also served as a director of Novell from June 1989 to September 1995. Mr. Rekhi currently serves as a director of Castelle, Inc., a communications company, and Gupta, Inc., a database software company. Mr. Rekhi holds a B. Tech. from the Indian Institute of Technology of Bombay, India and an M.S. in Electrical Engineering from Michigan Technological University.

     Mr. Tolonen has served as a director of the Company since August 1996. Since June 1989 he has served as an Executive Vice President and Chief Financial Officer of Novell. Mr. Tolonen also served as Chief Financial Officer of Excelan, Inc., a networking company, from July 1983 through June 1989 before it was acquired by Novell. Mr. Tolonen is a Certified Public Accountant and holds both a B.S. in Mechanical Engineering and an M.B.A., from the University of Michigan. Mr. Tolonen is currently the Chair of the Issuer Affairs Committee of the Nasdaq.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee, consisting of Messrs. Dali, Morris and Patil and an Audit Committee, consisting of Messrs. Posner, Rekhi and Tolonen. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's Amended 1993 Stock Plan and 1996 Employee Stock Purchase Plan. The Audit Committee reviews the results and scope of the audit and other accounting related services and reviews and evaluates the Company's internal control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee of the Board is an officer or employee of the Company. No interlocking relationship exists between the Company's Board or Compensation Committee and the Board of Directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

     The Company has entered into indemnification agreements with each of its directors and officers. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by law. See
"Management -- Limitation of Liability and Indemnification Matters."

DIRECTOR COMPENSATION

     The Company reimburses its directors for the out-of-pocket expenses incurred in the performance of their duties as directors of the Company. The Company does not currently pay fees to its directors for attendance at board meetings. In October 1995, Messrs. Rekhi, Patil and Posner each received, in recognition for their services to the Company as consultants, a nonstatutory option exercisable to purchase 75,000 shares of the Company's Common Stock at an exercise price of $0.14 per share. These options have a term of ten years and vest over four years from the date of grant, assuming continued service by such individuals as consultants of the Company. During the six months ended June 30, 1996, each of Messrs. Rekhi, Patil and Posner have exercised such options in full, subject to the Company's right of repurchase which lapses over four years from the date of the original option grants. In August 1996, in recognition of his services to the Company as a consultant, Mr. Tolonen received a nonstatutory option exercisable to purchase 75,000 shares of the Company's Common Stock at an exercise price of $6.00 per share. This option has a term of ten years and vests over four years from the date of grant, assuming continued service by Mr. Tolonen as a consultant to the Company. See "-- Employee Benefit
Plans -- Amended 1993 Stock Plan" and "Certain Transactions."

     1996 Director Option Plan. The Company's 1996 Director Option Plan (the "Director Plan") provides for the automatic and nondiscretionary grant of nonstatutory stock options to nonemployee directors of the Company who are first elected to the Board after the adoption of the Director Plan ("Outside Directors"). The Director Plan was approved by the Board in June 1996 and stockholders in August 1996. A total of 50,000 shares of Common Stock are reserved for issuance thereunder. Each Outside Director will automatically be granted an option to purchase 5,000 shares on the date on which such person first becomes an Outside Director ("First Option") at the fair market value of the Company's Common Stock on the date of grant. Each First Option will become exercisable as to one-fourth ( 1/4) of the shares subject to the option on the first anniversary of the date of grant and as to one-forty-eighth ( 1/48) of the shares subject to the option each month thereafter, subject to continued service as an Outside Director. In addition, each Outside Director will be automatically granted an option to purchase 5,000 shares on December 1 of each year beginning in 1997, provided he or she has served on the Board for at least six months ("Subsequent Option"). Each Subsequent Option shall have an exercise price equal to the fair market value of the Company's Common Stock as of the date of grant and shall become exercisable as to one-fourth ( 1/4) of the shares subject to the Subsequent Option three years and one month after the date of grant and as to one-forty-eighth ( 1/48) of the shares on the last day of each month thereafter, subject to continued service as an Outside Director.

     In the event of the merger of the Company with or into another corporation or sale of substantially all of the assets of the Company, each option shall immediately become fully exercisable.

     Options granted under the Director Plan have a term of ten years unless terminated sooner upon termination of the optionee's status as a director or otherwise pursuant to the Director Plan. Such options may not be transferred other than by will or the laws of descent and are exercisable during the lifetime of an Outside Director only by such Outside Director. Unless terminated sooner, the Director Plan will terminate in

2006. The Board has the right to amend or terminate the Director Plan, provided no such action may impair the rights of any optionee without the optionee's consent.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation awarded, earned or paid for services rendered to the Company in all capacities during the fiscal year ended December 31, 1995 by the Company's Chief Executive Officer and each of the Company's other executive officers whose total annual compensation exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION      SECURITIES
                                                              --------------------     UNDERLYING
                NAME AND PRINCIPAL POSITION                    SALARY        BONUS      OPTIONS
- ------------------------------------------------------------  --------       -----     ----------
Unni S. Warrier.............................................  $123,461       $500         79,550
  President, Chief Executive Officer and Chairman of the
  Board
Srikanth Chari..............................................   104,654        500         42,775
  Vice President, Marketing
Anne T. Lam.................................................   104,654        500         41,650
  Vice President, Business Development

     The following table sets forth certain information concerning grants of stock options to each of the Named Executive Officers during fiscal 1995. No stock appreciation rights were granted to these individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL
                                                                                             REALIZABLE VALUE
                                                INDIVIDUAL GRANTS (1)                       AT ASSUMED ANNUAL
                               --------------------------------------------------------       RATES OF STOCK
                               NUMBER OF      % OF TOTAL                                    PRICE APPRECIATION
                                 SHARES        OPTIONS                                       FOR OPTION TERM
                               UNDERLYING     GRANTED TO       EXERCISE                            (2)
                                OPTIONS      EMPLOYEES IN      PRICE PER     EXPIRATION     ------------------
            NAME                GRANTED      FISCAL YEAR       SHARE (3)      DATE (3)        5%         10%
- -----------------------------  ----------   --------------   -------------   ----------     ------     -------
Unni S. Warrier..............    79,550           9.5%           $0.14         12/06/05     $7,004     $17,750
Srikanth Chari...............    42,775           5.1             0.14         12/06/05      3,678       9,321
Anne T. Lam..................    41,650           5.0             0.14         12/06/05      3,667       9,293

- ---------------

(1) The stock options granted to the Named Executive Officers in fiscal year 1995 were fully vested and exercisable on the date of grant.

(2) The potential realizable value is based on the term of the option at the time of grant (ten years). Assumed stock price appreciation of five percent and ten percent is used pursuant to the rules promulgated by the Securities and Exchange Commission (the "Commission") and does not represent the Company's estimate or projection of future Common Stock prices. The potential realizable value is calculated by assuming that the deemed fair value of the Company's Common Stock for financial statement presentation purposes on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(3) All options are granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board on the date of grant, and have a term of 10 years.

     The above table does not reflect options granted in January 1996 as follows: Messrs. Warrier and Chari and Ms. Lam were granted options to purchase 150,050, 100,050 and 90,050 shares of Common Stock, respectively, at an exercise price of $1.20 per share.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     No named officer exercised a stock option during 1995. The following table sets forth certain information with respect to the stock options held by each of the Named Executive Officers as of December 31, 1995.

                         FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING                   VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                   DECEMBER 31, 1995                 DECEMBER 31, 1995
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- -------------------------------------------  -----------     -------------     -----------     -------------
Unni S. Warrier............................    292,050            --               $                 --
Srikanth Chari.............................    142,775            --                                 --
Anne T. Lam................................    166,650            --                                 --

- ---------------
(1) Based upon an assumed initial public offering price of $          per share
    less the exercise price of the option.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has entered into employment agreements with each of its founders, including Srikanth Chari, Anne T. Lam and Unni S. Warrier with the following terms: (i) in the event any founder is terminated without cause on or after the date six months from September 29, 1995, the Closing of the Series B Preferred Stock financing (the "Series B Closing") and prior to twelve months from the date of the Series B Closing, the Company shall continue to pay such founder's salary and provide benefits to such founder for a period of eighteen months from the effective date of termination; (ii) in the event any founder is terminated without cause on or after the date one year from the Series B Closing and prior to eighteen months from the Series B Closing, the Company shall continue to pay such founder's salary and provide benefits for a period of twelve months from the date of termination; and (iii) in the event any founder is terminated without cause on or after the date eighteen months from the Series B Closing, the Company shall continue to pay such founder's salary and provide benefits for a period of six months from the date of termination. All options to purchase stock held by such founder shall continue to vest for one year from the date of a termination under (i) or (ii) above and for six months from the date of termination under (iii) above. In addition, the Company has entered into an agreement with each of Mr. Chari and Ms. Lam that provides for the immediate vesting of all of such individual's outstanding options in the event that the Company terminates such individual without cause.

     The 1996 Director Plan provides for accelerated vesting of all outstanding options granted to directors thereunder upon a change in control in certain circumstances. No options have been granted under the 1996 Director Plan prior to this offering. See "-- Director Compensation -- 1996 Director Option Plan."

EMPLOYEE BENEFIT PLANS

     Amended 1993 Stock Plan. The Company's 1993 Stock Plan was adopted by the Board in February 1993 and approved by the Company's stockholders in June 1993. The 1993 Stock Plan was amended by the Board in June 1996 and approved by the Company's stockholders in August 1996 (the "Amended 1993 Plan"). As of June 30, 1996, options to purchase an aggregate of 1,513,016 shares were outstanding under the Company's Amended 1993 Plan at a weighted average exercise price of $1.51 per share and 127,459 were reserved for future issuance. The aggregate maximum number of shares that may be issued under the Amended 1993 Plan is 3,902,000 shares of Common Stock, which number includes an additional 1,000,000 shares authorized and reserved for issuance under the Amended 1993 Plan in August 1996. Additionally, contingent and effective upon the closing of this offering, the Board and stockholders have approved an amendment to the Amended 1993 Plan that provides for an annual increase in the maximum aggregate number of shares of Common Stock which may be optioned and sold under the Amended 1993 Plan to the lesser of (i) 500,000 shares of Common Stock; (ii) six percent of the shares of Common Stock outstanding on such date or (iii) an amount determined by the Board. The Amended 1993 Plan provides for (i) the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) the granting to employees and consultants of nonstatutory stock options and (iii) the granting of restricted stock purchase rights ("SPRs") to employees and consultants.

     The Amended 1993 Plan may be administered by the Board or a committee of the Board (the "Administrator") and is currently administered by the Company's Compensation Committee. Generally, options granted under the Amended 1993 Plan become exercisable, assuming continued service with the Company, with respect to one-fourth ( 1/4) of the shares covered by the option twelve months after the date of grant and thereafter vest and become exercisable at a rate of one-forty-eighth ( 1/48) of the shares subject to the option each month, with the option being fully exercisable four years after the date of the grant. Each option is fully exercisable upon grant subject to the Company's right to repurchase the shares received upon exercise. This repurchase right lapses over the same term as the option would have vested. To the extent that the aggregate fair market value of the shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options shall be treated as nonstatutory stock options. The Administrator determines the terms of options and SPRs granted under the Amended 1993 Plan, including the number of shares subject to the option or SPR, exercise price, term and the rate at which the options become exercisable. The exercise price of all incentive stock options or SPRs granted under the Amended 1993 Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option or SPR granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must equal at least 110% of the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the term of an incentive stock option is limited to five years or less. The term of all other options may not exceed ten years. In the case of SPRs, unless the Administrator determines otherwise, the Company has a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The aforementioned repurchase option lapses at a rate determined by the Administrator. The purchase price for shares so repurchased by the Company is the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The exercise price may be paid in such consideration as determined by the Administrator, including cash and promissory notes. If not terminated earlier, the Amended 1993 Plan will terminate in 2003. Subject to certain limitations, the Board has the authority to amend or terminate the Amended 1993 Plan as long as such action does not adversely affect any outstanding option.

     In the event of a proposed sale of all or substantially all of the Company's assets, or a merger of the Company with or into another corporation, each option and SPR may be assumed or an equivalent option or right substituted by the successor corporation. In the absence of assumption or substitution of such options or SPRs, an optionee will have the right to exercise such option or SPR as to all of the shares of stock covered by the option or SPR, including shares as to which the option would not otherwise be exercisable.

     1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board in June 1996 and approved by the Company's stockholders in August 1996. A total of 100,000 shares of Common Stock are reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is administered by the Board or by a committee appointed by the Board. Employees (including officers and employee directors of the Company) are eligible to participate if they are employed by the Company (or a subsidiary of the Company designated by the Board) for at least 20 hours per week, and for more than five months per calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation. No employee may purchase more than $25,000 worth of stock in any calendar year. The Purchase Plan is divided into 24-month offering periods, each of which contains four, six month purchase periods. The Purchase Plan is implemented through consecutive, overlapping offering periods, with new exercise periods within each offering period commencing on the first trading day on or after July 31 and January 31 of each year. The initial offering period under the Purchase Plan will begin on the effective date of this offering and end on August 31, 1998. Subsequent offering periods will begin on the first trading day following termination of an exercise period within a prior offering period and shall terminate 24 months later. Each participant will be granted an option on the first day of each offering period and such option will be automatically exercised on the last day of each six month exercise period within such offering period. The price of shares purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock of the Company at (i) the beginning of the offering period or (ii) the end of the applicable six month exercise period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In the event of a merger of the Company with or into another corporation, each option under the Purchase Plan shall be assumed or an equivalent option shall be substituted by the surviving entity, unless the Board determines, in lieu of such assumption or substitution, to shorten the offering period in progress and set a new option exercise date. If the Board shortens the offering period then in progress, each participant shall be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in 2006, unless sooner terminated by the Board.

     401(k). The Company sponsors a 401(k) Plan under which eligible employees may contribute, on a pre-tax basis, up to 15% of the employee's total annual income from the Company, excluding bonuses, subject to certain IRS limitations. The Company may make discretionary contributions to the Plan. All full-time employees who have attained age 18 are eligible to participate in the Plan. All contributions are allocated to the employee's individual account and, at the employee's election, are invested in one or more investment funds available under the Plan. Employee contributions are fully vested and nonforfeitable.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company intends to reincorporate in the State of Delaware immediately prior to the effectiveness of this Prospectus. The Company decided to reincorporate in the State of Delaware, in part, to take advantage of certain provisions in the Delaware General Corporation Law (the "Delaware Code") relating to limitations on liability of corporate officers and directors. The Company believes that its reincorporation in Delaware, the provisions of its Amended and Restated Certificate of Incorporation, Bylaws and the separate indemnification agreements outlined below are all necessary to attract and retain qualified persons as directors and officers.

     At the time of reincorporation, the Company's Amended and Restated Certificate of Incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.

     At the time of reincorporation, the Company's Bylaws will provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     In addition to indemnification provided for in the Company's Bylaws, the Company will also enter into indemnification agreements with its directors and officers. These agreements may require the Company, among other things, to indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     The Company has obtained an insurance policy providing directors' and officers' liability coverage. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Since its inception, the Company has issued, in private placement transactions, shares of Preferred Stock as follows: 2,959,658 shares of Series A Preferred Stock at $0.35 per share, 6,371,429 shares of Series B Preferred Stock at $0.70 per share and 1,666,667 shares of Series C Preferred Stock at $3.00 per share. In addition, the Company issued to the purchasers of the Series A Preferred Stock warrants to purchase an aggregate of 1,766,471 shares of Series A Preferred Stock at a weighted average exercise price of $0.35 and $0.45 per share during 1994 and 1995, respectively. The holders of Common Stock into which such shares of Preferred Stock are convertible are entitled to certain registration rights with respect to such Common Stock. See "Description of Capital Stock -- Registration Rights." Each share of the Company's Preferred Stock automatically converts into one-half share of Common Stock upon the closing of this offering. The following table sets forth the series of Preferred Stock and number of shares purchased by the Company's executive officers, directors, five percent stockholders and their respective affiliates:

    EXECUTIVE OFFICERS,                           WARRANTS TO
       DIRECTORS AND            SERIES A       PURCHASE SERIES A      SERIES B          SERIES C           TOTAL
      5% STOCKHOLDERS        PREFERRED STOCK    PREFERRED STOCK    PREFERRED STOCK   PREFERRED STOCK   CONSIDERATION
- ---------------------------  ---------------   -----------------   ---------------   ---------------   -------------
Unni S. Warrier............        28,571             47,619                 --           31,000        $   119,667
Anne T. Lam................        28,571             47,619                 --           45,255            162,432
Srikanth Chari(1)..........        12,000             47,619                 --           28,000            104,867
Brad Kingsbury.............            --                 --                 --           33,333             99,999
Leonard L. Backus..........            --                 --                 --               --                 --
Jeffrey W. Beaumont........            --                 --                 --               --                 --
Suhas Patil................     1,400,093          1,207,714          1,000,000           33,333          1,429,202
Kanwal Rekhi(2)............       142,857                 --            122,857          167,745            639,235
Paul Dali(3)...............            --                 --          1,428,571          118,190          1,354,570
Ronald S. Posner...........            --                 --            357,143           37,255            361,765
Peter Morris...............            --                 --                 --            8,333             24,999
James R. Tolonen...........            --                 --                 --               --                 --
Entities affiliated with
  Draper Associates(4).....            --                 --          1,071,428           63,644            940,932
Entities affiliated with
  New Enterprise
  Associates(5)............            --                 --          1,800,000          140,254          1,680,762
Entities affiliated with
  Nazem & Company IV,
  L.P.(3)..................            --                 --          1,428,571          118,190          1,354,570

- ---------------

(1) Includes 12,000 shares purchased by Srikanth Chari and Padma Chari, Trustees of the Chari Family Trust U/D/T dated June 10, 1996.

(2) Includes 75,671 shares purchased by Kanwal Rekhi, Ann Holt Rekhi and Navinder Jain, Trustees of the Benjamin Rekhi Trust dated 12/15/89, 75,672 shares purchased by Kanwal Rekhi, Ann Holt Rekhi and Navindera Jain, Trustees of the Raj-Ann Kaur Rekhi Trust dated 12/15/89 and 155,615 shares purchased by Kanwal Rekhi as Trustee of the Rekhi Family Trust dated 12/15/89.

(3) Includes 1,546,761 shares purchased by Nazem & Company IV, L.P. Mr. Dali is a director of the Company and a general partner of Nazem & Company IV, L.P. Mr. Dali disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Includes 567,536 shares purchased by Draper Associates II, L.P., 31,822 shares purchased by Draper International India, L.P. and 535,714 shares held by Draper International Holdings, L.P.

(5) Includes 14,286 shares and 1,925,968 shares purchased by NEA Ventures 1995, L.P. and New Enterprise Associates VI, Limited Partnership, respectively. Mr. Morris is a director of the Company and is a partner at New Enterprise Associates. Because Mr. Morris does not have voting or dispository control over such shares, other than the 8,333 shares that Mr. Morris purchased, he disclaims beneficial ownership over the shares of which he has no pecuniary interest.

     In May 1992, the Company entered into a promissory note for $200,000 with Suhas Patil, a director of the Company. In October 1994, pursuant to the Series A Preferred Stock financing, Dr. Patil converted $175,000 of the note into 500,000 shares of Series A Preferred Stock. The balance of $25,000 was paid in cash to Dr. Patil in February 1995.

     In September 1993, the Company entered into a promissory note for $152,500 with Suhas Patil, a director of the Company, and a certain other Investor. In February 1994, pursuant to the Company's Series A Preferred Stock financing, the note and all accrued interest was converted into shares of Series A Preferred Stock.

     In June 1994, the Company obtained a $500,000 loan from the Industrial Credit Development and Investment Corporation of India at an interest rate of U.S. Prime Rate, plus 2.25%. The principal is payable to ICICI in ten quarterly installments, which the Company will commence repayment as of January 1997. In order to secure the loan, Dr. Patil was required to personally guarantee $300,000 of the loan amount. The remaining $200,000 was personally guaranteed by certain founders of the Company, including Messrs. Warrier and Chari and Ms. Lam, (the "Founders"). In consideration for their personal guarantees, the Company issued warrants to purchase up to an aggregate of 900,000 shares of the Company's Series A Preferred Stock at an exercise price of $0.35 per share.

     In June 1995, the Company borrowed $500,000 as a Bridge Loan from various investors of the Company including Kanwal Rekhi, a director of the Company. The Company issued Mr. Rekhi warrants to purchase 7,143 shares of Common Stock at $1.40 per share in connection with this loan. This Bridge Loan was repaid in full in September 1995.

     In September 1995, Dr. Patil invested $700,000 in the Series B Preferred Stock financing, $250,000 of which was represented by a series of loans to the Company in order for the Company to meet then-existing financial requirements. The Company and Dr. Patil agreed that these advances would be converted into shares of Series B Preferred Stock. In consideration for the loans provided to the Company, Dr. Patil received warrants to purchase 17,857 shares of the Company's Common Stock at an exercise price of $1.40 per share.

     In connection with the sale of the Series B Preferred Stock, the Founders, the holders of the Series A Preferred Stock and holders of the Series B Preferred Stock (the holders of Series A Preferred Stock and Series B Preferred Stock are hereafter "Investors") entered into a Key Employees' Right of First Refusal, Co-Sale and Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, the Company agreed to take all actions to (i) cause the nomination of one person designated by Nazem & Company IV, L.P. ("Nazem") (the "Nazem Director") and one person designated by New Enterprise Associates VI, L.P. ("NEA") (the "NEA Director") for election as directors of the Company for so long as the holders of Series B Preferred Stock hold at least 20% of the outstanding shares of capital stock, (ii) cause the nomination of up to three individuals designated by the holders of shares of Common Stock and Series A Preferred Stock of the Company (the "Series A Directors") voting together as a single class, on an as converted basis, one of whom will be the Chief Executive Officer of the Company, and (iii) to cause the nomination of up to four additional directors ("Additional Directors") each of which must be (A) nominated by any one of such aforementioned directors, (B) approved by the remainder of such aforementioned directors and (C) elected by the holders of a majority of the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock voting together as a single class, on an as converted basis. The current NEA Director is Peter Morris, the current Nazem Director is Paul Dali, the current Series A Director is Mr. Warrier and the current Additional Directors are Messrs. Rekhi, Patil, Tolonen and Posner. The Company's obligations to nominate a Nazem Director and NEA Director do not terminate upon the effectiveness of this offering.

     In the event a Founder proposes to sell or transfer to a third party any Common Stock of the Company, then the Founder must first offer the Company the right to purchase such securities at the same price and on the same terms and conditions as the Founder has received from such third party for a period of 15 days during which the Founder cannot sell or transfer any Common Stock. Notice of the Company's election to accept, in whole or in part, must be made in writing by an officer of the Company prior to the expiration of the 15 day period. If the Company does not elect to purchase all of such securities, the Company shall give notice to the

Investors and shall offer to sell to each Investor a portion of securities not elected to be purchased by the Company on the same terms for a period of 20 days ("Investment Offer").

     In addition, the Voting Agreement provides investors with the right to participate in any sale or transfer by a Founder to a proposed transferee upon the same terms and conditions as set forth in an Investment Offer, provided that
(i) the Founder proposes to sell more than 5% of the total shares of Common Stock held by such Founder during any twelve-month period or (ii) such sale or transfer would result in a proposed transferee acquiring more than 5% of the total outstanding capital stock of the Company on a fully diluted and converted basis. The Voting Agreement provides that in instances where Investors have the right to participate in sales or transfer by a Founder, each Investor shall have the right to sell up to that number of shares of Common Stock equal to the product of (i) the amount of securities offered by the transferring Founder multiplied by (ii) a fraction, the numerator of which is the number of shares of Common Stock owned or entitled to be received upon conversion of any Preferred Stock owned by each Investor at the time of such sale or transfer, and the denominator of which is the total number of shares of Common Stock owned or entitled to be received upon conversion of any Preferred Stock owned by the Founder and the Investors as a group, at the time of such sale or transfer. See "Risk Factors -- Control by Existing Stockholders" and " -- Anti-takeover Provisions."

     The Company has entered into employment agreements with each of its founders, including Srikanth Chari, Anne T. Lam and Unni S. Warrier, with the following terms: (i) in the event any founder is terminated without cause on or after the date six months from September 29, 1995, the Closing of the Series B Preferred Stock financing, (the "Series B Closing"), and prior to twelve months from the date of the Series B Closing, the Company shall continue to pay such founder's salary and provide benefits to such founder for a period of eighteen months from the effective date of termination; (ii) in the event any founder is terminated without cause on or after the date one year from the date of Closing and prior to eighteen months from the date of Closing, the Company shall continue to pay such founder's salary and provide benefits for a period of twelve months from the date of termination; and (iii) in the event any founder is terminated without cause on or after the date eighteen months from the date of Closing, the Company shall continue to pay such founder's salary and provide benefits for a period of six months from the date of termination. All options to purchase stock held by such founder shall continue to vest for one year from the date of a termination under (i) or (ii) above and for six months from the date of termination under (iii) above. See "Management -- Employment Contracts and Change of Control Arrangements."

     In October 1995, each of Messrs. Rekhi, Patil and Posner received, in recognition for their services to the Company as consultants, a nonstatutory option exercisable to purchase 75,000 shares of the Company's Common Stock at an exercise price of $0.14 per share. These options have a term of ten years and vest over four years from the date of grant, assuming continued service by such individuals as consultants of the Company. Each of Messrs. Rekhi, Patil and Posner have exercised such options in full subject to the Company's right of purchase which lapses over four years from the date of the original option grants. In August 1996, in recognition of his services to the Company as a consultant, Mr. Tolonen received a nonstatutory option exercisable to purchase 75,000 shares of the Company's Common Stock at an exercise price of $6.00 per share. This option has a term of ten years and vests over four years from the date of grant, assuming continued service by Mr. Tolonen as a consultant to the Company. See "Management -- Director Compensation."

     The Company has entered into indemnification agreements with each of its directors and executive officers. These agreements require the Company to indemnify such individuals to the fullest extent allowed by Delaware law for certain liabilities to which they may be subject as a result of their affiliation with the Company. See "Management -- Limitation of Liability and Indemnification Matters."

     The Company believes that all transactions set forth above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Company has adopted a policy whereby all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of June 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each stockholder who is a beneficial owner of more than 5% of the Company's Common Stock, (ii) each director, (iii) each executive officer (see
"Management -- Executive Compensation") and (iv) all executive officers and directors as a group.

                                                                                    PERCENTAGE OF SHARES
                                                                                    BENEFICIALLY OWNED(1)
                                                                                    ---------------------
                                                              NUMBER OF              BEFORE       AFTER
                  BENEFICIAL OWNER                    SHARES BENEFICIALLY OWNED     OFFERING     OFFERING
- ----------------------------------------------------  -------------------------     --------     --------
Suhas Patil(2)......................................          1,945,570               21.7%            %
  c/o Cirrus Logic, Inc.
  3100 West Warren Avenue
  Fremont, CA 94538
New Enterprise Associates(3)........................            970,127               10.8
  2490 Sand Hill Road
  Menlo Park, CA 94025
Paul Dali(4)........................................            773,381                8.6
  3000 Sand Hill Road
  Menlo Park, CA 94025
Nazem & Company IV, L.P.(4).........................            773,381                8.6
  3000 Sand Hill Road
  Menlo Park, CA 94025
Unni S. Warrier(5)..................................            695,695                7.8
  c/o CyberMedia, Inc.
  3000 Ocean Park Blvd.
  Suite 2001
  Santa Monica, CA 90405
Draper Entities(6)..................................            567,536                6.3
  50 Fremont Street, Suite 3500
  San Francisco, CA 94105
Anne T. Lam(7)......................................            427,423                4.8
Kanwal Rekhi(8).....................................            298,873                3.3
Srikanth Chari(9)...................................            294,635                3.3
Ronald S. Posner(10)................................            272,199                3.0
Brad Kingsbury(11)..................................             16,667                  *
Peter Morris(12)....................................              4,167                  *
James R. Tolonen(13)................................                 --                 --
Jeffrey W. Beaumont(14).............................                 --                 --
Leonard L. Backus(15)...............................                 --                 --
All Executive Officers and Directors as a Group (12
  persons)(16)......................................          4,728,610               52.7

- ---------------

  *  Less than 1%.

 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 1996 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Includes 75,000 shares of Common Stock subject to the Company's repurchase option which lapses over time. See "Management -- Director Compensation."

 (3) Represents 14,286 shares and 1,925,968 shares held by NEA Ventures 1995, L.P. and New Enterprise Associates VI, Limited Partnership, respectively. Mr. Morris is a director of the Company and is a partner at New Enterprise Associates. Because Mr. Morris does not have voting or dispositive control over such shares, other than the 4,167 shares that Mr. Morris holds, he disclaims beneficial ownership over the shares of which he has no pecuniary interest.

 (4) Represents 1,546,761 shares held of record by Nazem & Company IV, L.P. Mr. Dali, a general partner of Nazem & Company IV, L.P., is a director of the Company. Mr. Dali disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (5) Includes 50 shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

 (6) Represents 567,536 shares held by Draper Associates II, L.P., 31,822 shares held by Draper International India, L.P. and 535,714 shares held by Draper International Holdings, L.P.

 (7) Includes 50 shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

 (8) Represents 75,671 shares held by Kanwal Rekhi, Ann Holt Rekhi and Navinder Jain, Trustees of the Benjamin Rekhi Trust dated 12/15/89, 75,672 shares held by Kanwal Rekhi, Ann Holt Rekhi and Navindera Jain, Trustees of the Raj-Ann Kaur Rekhi Trust dated 12/15/89 and 141,058 shares held by Kanwal Rekhi as Trustee of the Rekhi Family Trust dated 12/15/89 and 7,143 shares held by Mr. Rekhi. Includes 75,000 shares subject to the Company's repurchase option which lapses over time. See "Management -- Director Compensation."

 (9) Includes 256,775 shares held by Srikanth Chari and Padma Chari, Trustees of the Chari Family Trust U/D/T dated June 10, 1996. Includes 50 shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

(10) Includes 75,000 shares subject to the Company's repurchase option which lapses over time. See "Management -- Director Compensation."

(11) In April, 1996, Mr. Kingsbury was granted an option exercisable for 172,500 shares of Common Stock. None of such shares are subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

(12) Mr. Morris is a director of the Company and is a partner at New Enterprise Associates. Because Mr. Morris does not have voting or dispositive control over such shares, other than the 4,167 shares that Mr. Morris holds, he is not deemed to beneficially own such shares except for his proportional interest therein.

(13) Mr. Tolonen was elected to the Board in August 1996 and granted an option exercisable for 75,000 shares of Common Stock. None of such shares are subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

(14) In December 1995, Mr. Beaumont was granted an option exercisable for 75,000 shares of Common Stock. None of such shares are subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

(15) In April 1996, Mr. Backus was granted an option exercisable for 50,000 shares of Common Stock. None of such shares are subject to options that are currently exercisable or exercisable within 60 days of June 30, 1996.

(16) Includes the shares and options referenced in footnotes (2), (4), (5) and
     (7) through (11).

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of the sale of the shares offered hereby, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.01 par value, and 2,000,000 shares of Preferred Stock, $0.01 par value. As of June 30, 1996, and assuming the sale of Series C Preferred Stock, the exercise of all outstanding warrants and the conversion of each outstanding share of Preferred Stock into one-half share of Common Stock upon the closing of this offering, there were outstanding 8,965,782 shares of Common Stock held of record by approximately 150 stockholders and options to purchase 1,513,016 shares of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, the Company will be authorized to issue 2,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the right to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of the holders of Common Stock. Upon the closing of this offering, the Company will have no shares of Preferred Stock outstanding. At present, the Company has no plans to issue any shares of Preferred Stock. See "Antitakeover Effects of Delaware Law."

WARRANTS

     As of June 30, 1996, warrants to purchase 99,644 shares of Common Stock were outstanding at prices ranging from $1.40 to $6.00 per share. In addition, 1,766,471 shares of Series A Preferred Stock were outstanding, at prices ranging from $0.35 to $0.70 per share, respectively. These warrants will terminate if not exercised upon the closing of the offering. The Company anticipates that all of the warrants will be exercised prior to the closing of the offering. Certain of the warrants provide that the warrant holder may exercise the warrant without payment of cash by surrendering the warrants and receiving shares of Common Stock or Preferred Stock, as appropriate, equal to the value of the warrants surrendered.

     In April 1996, in connection with obtaining its line of credit, the Company issued to Imperial Bank a warrant (the "Bank Warrant") to purchase 50,000 shares of the Company's Common Stock at an exercise price of $6.00 per share, which warrant is exercisable for six years, expiring in April 2002. The Bank Warrant provides that the holder may exercise the Bank Warrant without payment of cash by surrendering the Bank Warrant at the time of exercise and receiving a number of shares of Common Stock reduced by the fair market value of the warrants surrendered at the time of exercise.

REGISTRATION RIGHTS

     Pursuant to the Amended and Restated Registration Rights Agreement dated as of July 3, 1996 among the Company and certain holders of its securities (the "Rights Agreement"), the holders of 6,481,757 shares of Common Stock ("Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933 as amended (the "Securities Act"). Subject to certain limitations contained in the Rights Agreement, the holders of at least 33% of the Registrable Securities may require, on two occasions at least six months from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of

Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to certain conditions, including the right of the underwriters to limit the number of shares included in the offering. The holders of Registrable Securities may also require the Company, on no more than one occasion in any calendar year, to register all or a portion of their Registrable Securities on Form S-3 under the Securities Act if use of such form is available to the Company. All expenses other than underwriting discounts and commissions incurred in connection with such registrations must be borne by the Company.

ANTITAKEOVER EFFECTS OF DELAWARE LAW

     Upon the completion of the Company's reincorporation in the State of Delaware prior to closing of this offering, the Company will be subject to
Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Company's Certificates of Incorporation continues to entitle stockholders to use cumulative voting in the election of directors and to take action by written consent.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First National Bank of Boston.

LISTING

     The Company has applied for quotation of its Common Stock on the Nasdaq National Market under the symbol "CYBR." The Company has not applied to list its Common Stock on any other exchange or quotation system. See "Risk Factors -- No Prior Market for Common Stock" and "-- Volatility of Stock Price."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Therefore, future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have        outstanding
shares of Common Stock (assuming no exercise of options outstanding under the Amended 1993 Plan after June 30, 1996, and the conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock into Common Stock and
the exercise of warrants to purchase        shares of Common Stock). Of these
shares, the        shares sold in this offering will be freely tradeable without
restriction under the Securities Act. The remaining        shares of Common
Stock held by existing shareholders are "restricted" securities within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), 144A or 701 promulgated under the Securities Act, which rules are summarized below.

     All officers, directors and certain other holders of Common Stock have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock, or options to purchase Common Stock of the Company for 180 days after the effectiveness of this offering without the prior written consent of the Representatives of the Underwriters. Pursuant to pre-existing agreements, certain additional holders of Common Stock have agreed not to sell such shares for at least 180 days after the effectiveness of this offering without the prior written consent of the representatives of the Underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until the agreements expire. Taking into account the lock-up agreements, the number of shares that will be
available for sale in the public market will be as follows: (i)        shares of
Common Stock, in addition to the        shares sold in this offering, will be
eligible for sale as of the effectiveness of this offering, (ii)
additional shares of Common Stock will be eligible for sale beginning 90 days
after the effectiveness of this offering and (iii)        additional shares of
Common Stock will be eligible for sale beginning 181 days after the
effectiveness of this offering. The approximately        remaining restricted
shares will not be eligible for sale pursuant to Rule 144 until the expiration of their two-year holding periods.

     Additionally, pursuant to Rules 144 and 701, beginning 90 days after the effectiveness of this offering and beginning 181 days after the effectiveness of this offering upon the expiration of contractual lock-up arrangements with the
Company, an aggregate of approximately        shares and        shares,
respectively, will be vested and eligible for sale upon the exercise of outstanding stock options.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years but less than three years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock
(approximately        shares immediately after this offering) or (ii) the
average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Rule 144A under the Securities Act as currently in effect permits the immediate sale of restricted shares to certain qualified institutional buyers without regard to volume restrictions. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144. Rule 701 is available for shareholders of the Company as to all shares issued pursuant to stock option exercises occurring on or after May 20, 1988 (the effective date of the rule) of options granted prior to the offering.

     The Company has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 181 days after the effectiveness of this offering, without the prior written consent to Hambrecht & Quist LLC, subject to certain limited exceptions.

     At June 30, 1996, the Company had reserved (i) 2,902,000 shares of Common Stock for issuance pursuant to the Amended 1993 Plan, 1,513,016 shares of which were outstanding, (ii) 50,000 shares of Common Stock reserved for issuance pursuant to the 1996 Director Plan, no shares of which were outstanding (the "Option Plans") and (iii) 100,000 shares of Common Stock reserved for issuance pursuant to the Purchase Plan. In August 1996, the Company increased the shares reserved for issuance under the Amended 1993 Stock Plan to 3,902,000. The Company intends to file a registration statement on Form S-8 under the Securities Act shortly after the effectiveness of this offering to register shares to be issued pursuant the Option Plans and Purchase Plan. Shares of Common Stock issued under the Option Plans and Purchase Plan after the effective date of such registration statement will be freely tradeable in the public market, subject to lock-up agreements and subject in the case of sales by affiliates to the amount, manner of sale, notice and public information requirements of Rule 144. See "Underwriting."

     There has been no prior market for the Common Stock and there is no assurance a significant public market for the Common Stock will develop or be sustained after the offering. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Lehman Brothers, and Wessels, Arnold & Henderson, L.L.C., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                    NAME                               NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Hambrecht & Quist LLC........................................
        Lehman Brothers..............................................
        Wessels, Arnold & Henderson, L.L.C. .........................

                                                                             ------
        Total........................................................
                                                                             ======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow and such dealers may
re-allow a concession not in excess of $          per share to certain other
dealers. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. After the initial public offering of the shares of Common Stock offered hereby, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock during the 180-day period commencing on the effectiveness of this offering, except that the Company may grant additional options under its stock option plans, provided that, without the Representatives' prior written consent, such additional options shall not be exercisable during such period.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this Prospectus, certain members of WSGR and an investment partnership of which such persons are partners beneficially own 25,343 shares of the Company's Common Stock. Arthur F. Schneiderman, a member of WSGR, is Assistant Secretary of the Company.

                                    EXPERTS

     The financial statements of CyberMedia, Inc. as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, Room 1400, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and its principal reference facilities in New York, New York and Chicago, Illinois, at a prescribed rate. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-1
Balance Sheets........................................................................  F-2
Statements of Operations..............................................................  F-3
Statements of Stockholders' Equity (Deficiency).......................................  F-4
Statements of Cash Flows..............................................................  F-5
Notes to Financial Statements.........................................................  F-6

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors

CyberMedia, Inc.:

     We have audited the accompanying balance sheets of CyberMedia, Inc. as of December 31, 1995 and 1994 and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberMedia, Inc. as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Long Beach, California
June 26, 1996, except for
  Note 15, which is as of
  August 14, 1996

                                CYBERMEDIA, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,
                                                      ---------------------------      JUNE 30,
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................  $   102,000     $ 2,050,000     $   569,000
  Trade accounts receivable, net....................       39,000       1,182,000       3,968,000
  Inventory.........................................        5,000         412,000       1,235,000
  Prepaid expenses..................................       27,000         111,000         653,000
  Other current assets..............................           --          10,000           7,000
                                                       ----------      ----------      ----------
     Total current assets...........................      173,000       3,765,000       6,432,000
Furniture, fixtures and equipment, net..............       16,000          90,000         656,000
                                                       ----------      ----------      ----------
                                                      $   189,000     $ 3,855,000     $ 7,088,000
                                                       ==========      ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..................................  $   258,000     $ 1,620,000     $ 2,947,000
  Accrued expenses..................................      230,000         419,000         596,000
  Unearned revenues.................................           --         677,000       3,062,000
  Grant payable.....................................      331,000         607,000         795,000
  Notes payable to bank.............................           --              --       1,300,000
  Note payable, current.............................           --              --          50,000
  Other liabilities.................................       25,000           8,000          21,000
                                                       ----------      ----------      ----------
     Total current liabilities......................      844,000       3,331,000       8,771,000
Note payable, long-term.............................      500,000         500,000         400,000
Other liabilities...................................           --          17,000          12,000
                                                       ----------      ----------      ----------
     Total liabilities..............................    1,344,000       3,848,000       9,183,000
                                                       ----------      ----------      ----------
Stockholders' equity (deficiency):
  Series A Preferred Stock, $0.01 par value.
     Authorized 4,726,129 shares; issued and
     outstanding 2,816,801 shares in 1994, 2,959,658
     shares in 1995, and 2,959,658 shares
     (unaudited) in 1996............................       28,000          30,000          30,000
  Series B Preferred Stock, $0.01 par value.
     Authorized 6,442,858 shares; issued and
     outstanding 6,371,429 shares in 1995, 6,371,429
     shares (unaudited) in 1996.....................           --          64,000          64,000
  Series C Preferred Stock, $0.01 par value.
     Authorized 1,666,667 (unaudited) shares in
     1996, no shares issued and outstanding in
     1996...........................................           --              --              --
  Common Stock, $0.01 par value. Authorized
     10,000,000 shares in 1994 and 1995 and
     10,833,334 shares (unaudited) in 1996; issued
     and outstanding 1,172,500 shares in 1994,
     1,222,500 shares in 1995 and 2,484,025 shares
     (unaudited) in 1996............................       12,000          13,000          25,000
  Additional paid-in capital........................    1,004,000       5,451,000       5,566,000
  Accumulated deficit...............................   (2,199,000)     (5,551,000)     (7,780,000)
                                                       ----------      ----------      ----------
     Stockholders' equity (deficiency)..............   (1,155,000)          7,000      (2,095,000)
                                                       ----------      ----------      ----------
Commitments and contingencies
                                                      $   189,000     $ 3,855,000     $ 7,088,000
                                                       ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                                CYBERMEDIA, INC.

                            STATEMENTS OF OPERATIONS

                                                                                SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                  JUNE 30,
                                    -------------------------------------   ------------------------
                                      1993         1994          1995          1995         1996
                                    ---------   -----------   -----------   ----------   -----------
                                                                                  (UNAUDITED)
Net revenues......................  $  55,000   $   241,000   $ 4,797,000   $1,724,000   $13,949,000
Cost of revenues..................     14,000       106,000     2,103,000      418,000     4,888,000
                                    ---------   -----------   -----------   ----------   -----------
     Gross profit.................     41,000       135,000     2,694,000    1,306,000     9,061,000
                                    ---------   -----------   -----------   ----------   -----------
Research and development..........    468,000       544,000       964,000      455,000     1,143,000
Sales and marketing...............    220,000       439,000     4,036,000      678,000     8,609,000
General and administrative........     84,000       247,000       987,000      203,000     1,513,000
                                    ---------   -----------   -----------   ----------   -----------
                                      772,000     1,230,000     5,987,000    1,336,000    11,265,000
                                    ---------   -----------   -----------   ----------   -----------
     Loss from operations.........   (731,000)   (1,095,000)   (3,293,000)     (30,000)   (2,204,000)
                                    ---------   -----------   -----------   ----------   -----------
Interest income...................         --            --        22,000           --        21,000
Interest expense..................         --       (19,000)      (80,000)     (27,000)      (46,000)
                                    ---------   -----------   -----------   ----------   -----------
     Loss before income taxes.....   (731,000)   (1,114,000)   (3,351,000)     (57,000)   (2,229,000)
Income tax expense................      1,000         1,000         1,000           --            --
                                    ---------   -----------   -----------   ----------   -----------
     Net loss.....................  $(732,000)  $(1,115,000)  $(3,352,000)  $  (57,000)  $(2,229,000)
     Net loss per share
       (See Note 1)...............  $           $             $             $            $
                                    ---------   -----------   -----------   ----------   -----------
Weighted average common stock and
  common stock equivalents
  outstanding (See Note 1)........
                                    =========   ===========   ===========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                                CYBERMEDIA, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                 (SIX MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

                       SERIES A              SERIES B
                    PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK                                        STOCKHOLDERS'
                  -------------------   -------------------   -------------------      ADDITIONAL      ACCUMULATED      EQUITY
                   SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    PAID-IN CAPITAL      DEFICIT     (DEFICIENCY)
                  ---------   -------   ---------   -------   ---------   -------   ----------------   -----------   ------------
Balance at
  December 31,
  1992..........  1,192,232   $12,000          --   $    --   1,127,500   $11,000      $  448,000      $  (352,000)  $    119,000
Issuance of
  Common
  Stock.........         --        --          --        --      45,000     1,000           2,000               --          3,000
Net loss........         --        --          --        --          --        --              --         (732,000)      (732,000)
                  ---------   -------   ---------   -------   ---------   -------      ----------      -----------    -----------
Balance at
  December 31,
  1993..........  1,192,232    12,000          --        --   1,172,500    12,000         450,000       (1,084,000)      (610,000)
Conversion of
  notes payable
  into Series A
  Preferred
  Stock.........    781,428     8,000          --        --          --        --         267,000               --        275,000
Issuance of
  Series A
  Preferred
  Stock in
  exchange for
  cash..........    843,141     8,000          --        --          --        --         287,000               --        295,000
Net loss........         --        --          --        --          --        --              --       (1,115,000)    (1,115,000)
                  ---------   -------   ---------   -------   ---------   -------      ----------      -----------    -----------
Balance at
  December 31,
  1994..........  2,816,801    28,000          --        --   1,172,500    12,000       1,004,000       (2,199,000)    (1,155,000)
Issuance of
  Series A
  Preferred
  Stock in
  exchange for
  cash..........    142,857     2,000          --        --          --        --          48,000               --         50,000
Issuance of
  Common Stock
  upon exercise
  of stock
  options.......         --        --          --        --      50,000     1,000           2,000               --          3,000
Conversion of
  notes payable
  into Series B
  Preferred
  Stock.........         --        --     635,714     6,000          --        --         439,000               --        445,000
Issuance of
  Series B
  Preferred
  Stock in
  exchange for
  cash..........         --        --   5,735,715    58,000          --        --       3,958,000               --      4,016,000
Net loss........         --        --          --        --          --        --              --       (3,352,000)    (3,352,000)
                  ---------   -------   ---------   -------   ---------   -------      ----------      -----------    -----------
Balance at
  December 31,
  1995..........  2,959,658    30,000   6,371,429    64,000   1,222,500    13,000       5,451,000       (5,551,000)         7,000
Issuance of
  Common Stock
  upon exercise
  of stock
  options
  (unaudited)...         --        --          --        --   1,261,525    12,000         115,000               --        127,000
Net loss
  (unaudited)...         --        --          --        --          --        --              --       (2,229,000)    (2,229,000)
                  ---------   -------   ---------   -------   ---------   -------      ----------      -----------    -----------
Balance at June
  30, 1996
  (unaudited)...  2,959,658   $30,000   6,371,429   $64,000   2,484,025   $25,000      $5,566,000      $(7,780,000)  $ (2,095,000)
                  =========   =======   =========   =======   =========   =======      ==========      ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                CYBERMEDIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                          SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                               -------------------------------------   -----------------------
                                                                 1993         1994          1995         1995         1996
                                                               ---------   -----------   -----------   ---------   -----------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net loss...................................................  $(732,000)  $(1,115,000)  $(3,352,000)  $ (57,000)  $(2,229,000)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation.............................................      5,000         9,000        19,000      27,000        42,000
    Royalty expense..........................................         --        13,000       276,000      40,000       188,000
    Changes in assets and liabilities:
      Trade accounts receivable, net.........................         --       (39,000)   (1,143,000)   (642,000)   (2,786,000)
      Inventory..............................................         --        (5,000)     (407,000)    (17,000)     (823,000)
      Prepaid expenses.......................................      4,000       (27,000)      (84,000)    (71,000)     (542,000)
      Other current assets...................................         --            --       (10,000)    (10,000)        3,000
      Accounts payable.......................................    (10,000)      258,000     1,362,000      31,000     1,327,000
      Accrued expenses.......................................     82,000       111,000       189,000     639,000       177,000
      Unearned revenues......................................         --            --       677,000          --     2,385,000
      Other liabilities......................................         --            --       (25,000)    (25,000)       13,000
                                                               ---------   -----------   -----------   ---------   -----------
         Net cash used in operating activities...............   (651,000)     (795,000)   (2,498,000)    (85,000)   (2,245,000)
                                                               ---------   -----------   -----------   ---------   -----------
Cash flows used in investing activities - purchase of
  furniture, fixtures and equipment..........................     (2,000)      (13,000)      (67,000)    (32,000)     (608,000)
                                                               ---------   -----------   -----------   ---------   -----------
Cash flows from financing activities:
  Proceeds from the issuance of Series A Preferred Stock.....         --       295,000        50,000      50,000            --
  Proceeds from the issuance of Series B Preferred Stock.....         --            --     4,016,000          --            --
  Proceeds from notes to shareholders........................    228,000        71,000            --          --            --
  Payments of capital lease obligation.......................         --            --        (1,000)         --        (5,000)
  Proceeds from the issuance of Common Stock.................      3,000            --         3,000          --       127,000
  Proceeds from note payable.................................         --       500,000       445,000          --            --
  Payment of note payable....................................         --            --            --          --       (50,000)
  Proceeds from notes payable to bank........................         --            --            --          --     1,300,000
  Proceeds from the receipt of grant.........................    288,000        30,000            --          --            --
                                                               ---------   -----------   -----------   ---------   -----------
         Net cash provided by financing activities...........    519,000       896,000     4,513,000      50,000     1,372,000
                                                               ---------   -----------   -----------   ---------   -----------
         Net increase (decrease) in cash and cash
           equivalents.......................................   (134,000)       88,000     1,948,000     (67,000)   (1,481,000)
Cash and cash equivalents at beginning of period.............    148,000        14,000       102,000     102,000     2,050,000
                                                               ---------   -----------   -----------   ---------   -----------
Cash and cash equivalents at end of period...................  $  14,000   $   102,000   $ 2,050,000   $  35,000   $   569,000
                                                               =========   ===========   ===========   =========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
      Interest...............................................  $      --   $        --   $    80,000   $      --   $        --
      Income taxes...........................................  $      --   $     1,000   $     1,000   $      --   $        --
Supplemental disclosure of noncash investing and financing
  activities:
  Conversion of notes payable to stockholders into Series A
    Preferred Stock..........................................  $      --   $   275,000   $        --   $      --   $        --
  Conversion of notes payable into Series B Preferred
    Stock....................................................  $      --   $        --   $   445,000   $      --   $        --
  Acquisition of equipment through capital lease
    agreements...............................................  $      --   $        --   $    26,000   $      --   $        --

   The accompanying notes are an integral part of these financial statements.

                                CYBERMEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     CyberMedia, Inc. (the "Company"), a California corporation, develops and markets software products that provide automatic service and support to PC users in the Windows environment. Products are principally sold to distributors and directly to consumers. In addition, the Company's products are sold directly to catalog companies throughout the United States and Canada. The Company also markets its products internationally through distribution and licensing agreements. The Company is in the process of reincorporating in the State of Delaware.

  Cash Equivalents

     The Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

  Inventory

     Inventory, consisting principally of software packaging materials, is stated at the lower of cost (first-in, first-out method) or market.

  Unearned Revenues

     The Company offers customers update rights for certain products at no additional cost. As a result, ratable revenue recognition is appropriate for a portion of the license fees for such products. Accordingly, unearned revenues on the accompanying balance sheets represent Internet and other product updates and other unspecified future support commitments which will be recognized ratably over the estimated update periods.

  Revenue Recognition

     Revenues are generated from sales of software to distributors, resellers and end-users and are recognized upon shipment of products, net of provisions for estimated future returns, provided that no significant vendor obligations remain and collection of accounts receivable is deemed to be probable. On sales of products having remaining vendor obligations, a portion of related revenue is deferred based upon the relative retail value of future obligations and recognized ratably over the estimated period for which obligations exist, generally one year from the date of sale.

     The Company provides routine telephone customer support as an accommodation to purchasers of its products for a limited time. Costs associated with such post-sale customer support were immaterial.

  Revenue Related Reserves

     Reserves for sales returns and doubtful accounts are established based upon historical experience and management's estimates as shipments are made. The allowance for sales returns and doubtful accounts aggregated $12,000, $767,000 and $1,715,000 at December 31, 1994 and 1995 and June 30, 1996, respectively, and is shown as a reduction of accounts receivable on the accompanying balance sheets.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

  Research and Development

     Costs relating to designing, developing and testing new software products are expensed as research and development as incurred. Although costs incurred subsequent to establishing technological feasibility of software products are permitted capitalization pursuant to Statement of Financial Accounting Standards ("SFAS") No. 86 (Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed), the Company has not capitalized any software development costs since the impact to the financial statements for all periods presented has been immaterial.

  Depreciation and Amortization

     Furniture, fixtures and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is calculated on the straight-line depreciation method over the estimated useful lives as follows:

        Computer equipment and software.....    3 years
        Furniture, fixtures and equipment...    4 years
        Assets under capital lease..........    Shorter of lease term or the
                                                estimated useful life of asset

  Income Taxes

     The Company accounts for income taxes using SFAS No. 109 (Accounting for Income Taxes). SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences of temporary differences. This is achieved by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

  Computation of Net Loss per Share

     Net loss per share of Common Stock and Common Stock equivalents and the weighted average number of shares of Common Stock and Common Stock equivalents outstanding has not been included in the accompanying statements of operations. Pursuant to the requirements of the Securities and Exchange Commission ("SEC"), Common Stock, stock options, warrants and Preferred Stock issued by the Company during the twelve months immediately preceding the initial public offering date must be included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock and if converted method based on the estimated initial public offering price. As the Company has not yet determined an estimated initial public offering price, the calculation of weighted average shares, as prescribed by SEC regulations, is not possible. Accordingly, the net loss per share is not determinable and is therefore not reflected on the accompanying statements of operations.

  Financial Instruments

     The Financial Accounting Standards Board's SFAS No. 107 (Disclosures about Fair Value of Financial Instruments) defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's carrying value of accounts receivable, accounts payable, accrued expenses, grant payable and notes payable approximates fair value because the instrument has a short-term maturity or because the applicable interest rates are comparable to current borrowing rates.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

  Long-Lived Assets

     In March 1995, SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of) was issued. This statement provides guidelines for recognition of impairment losses related to long-term assets and is effective for fiscal years beginning after December 15, 1995. The Company's management does not believe that the adoption of this new standard will have a material effect on the Company's financial statements.

  Accounting for Stock Options

     In October 1995, SFAS No. 123 (Accounting for Stock-Based Compensation) was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and will be effective for fiscal years beginning after December 15, 1995. While the Company is still evaluating SFAS No. 123, it currently expects to elect to continue to measure and to recognize compensation costs under APB Opinion No. 25 (Accounting for Stock Issued to Employees) and to comply with the pro forma disclosure requirements of SFAS No. 123. If the Company makes this election, SFAS No. 123 will have no impact on the Company's financial statements.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) FURNITURE, FIXTURES AND EQUIPMENT

     Furniture, fixtures and equipment, stated at cost, are summarized as follows:

                                                       DECEMBER 31,
                                                   ---------------------     JUNE 30, 1996
                                                     1994         1995       -------------
                                                   --------     --------      (UNAUDITED)
        Office furniture and equipment...........  $  4,000     $  3,000       $ 243,000
        Computer equipment.......................    37,000      131,000         499,000
                                                   --------     --------        --------
                                                     41,000      134,000         742,000
        Less accumulated depreciation............   (25,000)     (44,000)        (86,000)
                                                   --------     --------        --------
                                                   $ 16,000     $ 90,000       $ 656,000
                                                   ========     ========        ========

     Assets acquired under capitalized leases, which are principally included in computer equipment above, at December 31, 1995 and June 30, 1996 aggregated $26,000 for both periods. Accumulated depreciation related to these assets aggregated $1,000 and $4,000 at December 31, 1995 and June 30, 1996, respectively.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

(3) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                       DECEMBER 31,
                                                   ---------------------     JUNE 30, 1996
                                                     1994         1995       -------------
                                                   --------     --------      (UNAUDITED)
        Accrued compensation and related
          expenses...............................  $213,000     $268,000       $ 427,000
        Other....................................    17,000      151,000         169,000
                                                   --------     --------        --------
                                                   $230,000     $419,000       $ 596,000
                                                   ========     ========        ========

(4) GRANT PAYABLE

     In August 1992, the Company received a grant under the Program for the Advancement of Commercial Technology Provided by the United States Agency for International Development and administered by the Industrial Credit and Investment Corporation of India Limited ("ICICI"). As of December 31, 1994, the Company had received $318,000 which had been allocated to the Company, concurrent with the development of its products. Under the terms of the agreement, the Company repays the grant at a rate of 250% of the amount of grant received, or $795,000, through royalties based on 5% of product sales. The Company incurred royalty expense related to this grant of $13,000 and $276,000 during the years ended December 31, 1994 and 1995, respectively, and $188,000 for the six months ended June 30, 1996. As of June 30, 1996, the Company's maximum obligation of $795,000 has been fully accrued.

(5) NOTE PAYABLE

     At December 31, 1994 and 1995 and June 30, 1996, the Company had a note payable to ICICI, bearing interest at the U.S. prime rate plus 2.25% and payable quarterly, with principal payable in equal quarterly installments of $50,000 from January 1997 through April 1999. To secure the loan, certain directors and founders of the Company provided personal guarantees for the total loan amount. In consideration for the personal guarantees, the guarantors received warrants to purchase up to an aggregate of 900,000 shares of the Company's Series A Preferred Stock at an exercise price of $0.35 per share.

     Annual principal payments due subsequent to December 31, 1995 are as follows:

                    Year ending December 31,
                              1996............................  $     --
                              1997............................   200,000
                              1998............................   200,000
                              1999............................   100,000
                                                                --------
                                                                $500,000
                                                                ========

     At December 31, 1994 and 1995, the Company was not in compliance with certain financial loan covenants under the $500,000 note payable agreement. The lender has waived compliance with these covenants through December 31, 1996.

     During the six months ended June 30, 1996, the Company opted to make a voluntary payment of $50,000. Accordingly, at June 30, 1996, the outstanding balance of the note was $450,000.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

(6) NOTES PAYABLE TO BANK

     During the year ended December 31, 1995, the Company obtained two credit facilities consisting of a $1,500,000 collateralized revolving line of credit bearing interest at the prime rate plus 1% and a $250,000 collateralized equipment purchase facility bearing interest at the prime rate plus 2%. The collateralized equipment purchase facility expires in November 1996. No amounts had been drawn against these lines of credit as of December 31, 1995.

     On April 29, 1996, the Company secured an increase in its revolving line of credit from $1,500,000 to $3,000,000, as available, based on eligible accounts receivable. The line of credit bears interest at the prime rate (8.25% per annum at June 30, 1996) plus 1% and expires in April 1997. As of June 30, 1996, the Company had outstanding borrowings of $1,300,000 on the revolving line of credit. The line of credit is collateralized by all assets of the Company.

(7) INCOME TAXES

     The provision for income taxes, all current, for the years ended December 31, 1993, 1994 and 1995 consists solely of the annual minimum California franchise tax of approximately $1,000. No provision for income taxes for the six months ended June 30, 1996 has been recorded.

     The provision for income taxes differs from the expected tax benefit computed by applying the federal corporate tax rate of 34% to loss before income taxes principally due to the effect of net operating loss carryforwards.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets are summarized as follows:

                                                        DECEMBER 31,
                                             -----------------------------------   JUNE 30, 1996
                                               1993        1994         1995       -------------
                                             ---------   ---------   -----------    (UNAUDITED)
    Deferred tax assets:
      Accounts receivable..................  $      --   $      --   $   307,000    $    686,000
      Accrued expenses.....................         --      90,000        32,000          84,000
      Unearned revenues....................         --          --       243,000       1,225,000
      Grant payable........................    115,000     132,000       127,000              --
      Net operating losses.................    295,000     546,000     1,506,000       1,138,000
      Other................................         --      88,000            --              --
                                             ---------   ---------   -----------     -----------
         Total gross deferred tax assets...    410,000     856,000     2,215,000       3,133,000
         Less valuation allowance..........   (410,000)   (856,000)   (2,215,000)     (3,133,000)
                                             ---------   ---------   -----------     -----------
         Net deferred tax assets...........  $      --   $      --   $        --    $         --
                                             =========   =========   ===========     ===========

     The net change in the valuation allowance for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996 was an increase of $410,000, $446,000, $1,359,000 and $918,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the level of deferred tax assets are deductible,

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

management believes that it is not more likely than not that the Company will realize the benefits of these deductible differences at December 31, 1995 and June 30, 1996. Accordingly, a valuation allowance has been provided for the total gross deferred tax assets.

     The Company had available at December 31, 1995 and June 30, 1996 approximately $3,765,000 and $2,845,000, respectively, of net operating losses to offset future taxable income that expire beginning in the year 2006. Use of these net operating losses will be limited under rules governing changes in ownership of the Company. These rules restrict the amount of the net operating loss carryforwards which may be used in a particular year. The maximum amount of net operating loss carryforwards which are available on an annual basis for use subsequent to the year ended December 31, 1996 is approximately $214,000.

(8) STOCKHOLDERS' EQUITY (DEFICIENCY)

  Preferred Stock

     During 1994, the Company issued 843,141 shares of Series A Preferred Stock for cash consideration and issued 781,428 shares of Series A Preferred Stock upon conversion of certain notes payable.

     During 1995, the Company issued 5,735,715 shares of Series B Preferred Stock for cash consideration and issued 635,714 shares of Series B Preferred Stock upon conversion of certain notes payable. The Company also issued 142,857 shares of Series A Preferred Stock for cash consideration in 1995.

     Each share of Series A Preferred Stock and Series B Preferred Stock is automatically converted into one-half share of Common Stock upon the earlier of the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock, or immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the aggregate gross proceeds exceed $10,000,000 and the price per share is not less than $7.00 per share. At June 30, 1996, the conversion of all Series A Preferred Stock and Series B Preferred Stock shares would yield 1,479,829 and 3,185,715 shares of Common Stock, respectively.

     When, and if, declared by the Board of Directors, the holders of Series A Preferred Stock and Series B Preferred Stock are entitled to receive dividends at an annual rate of $0.028 per share and $0.056 per share, respectively. Such dividends are not cumulative. No dividends were declared during the years ended December 31, 1994 and 1995 or the six months ended June 30, 1996.

     Preferred Stock has certain limited voting rights, is not callable by the Company and has no redemption date.

     In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership, an amount per share equal to $0.35 for each outstanding share of Series A Preferred Stock held by them and an amount per share equal to $0.70 for each outstanding share of Series B Preferred Stock held by them, plus a further amount equal to any dividends declared but unpaid on such shares. In the event the assets of the Company are insufficient to provide for preferential payment, then all such assets will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive. After the payment to the holders of Preferred Stock of the preferential amounts payable to them, the holders of Common Stock will be entitled to receive pro rata the remaining assets of the Company.

     On the closing of the Company's contemplated initial public offering all of the 10,997,754(1) outstanding shares of Preferred Stock will be converted into 5,498,877 shares of Common Stock. The following table

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

presents the Company's pro forma unaudited stockholders' equity as if all such conversions had occurred at June 30, 1996 and all outstanding warrants had been exercised and converted, as applicable, to Common Stock at June 30, 1996:

                                                                   JUNE 30, 1996 (1)
                                                                   -----------------
            Pro Forma Stockholders' Equity:
            Series A Preferred Stock, $0.01 par value
              Authorized 4,726,129 shares........................     $        --
            Series B Preferred Stock, $0.01 par value
              Authorized 6,442,858 shares........................              --
            Series C Preferred Stock, $0.01 par value
              Authorized 1,666,667 shares........................              --
            Common Stock, $0.01 par value. Authorized 10,833,334
              shares; issued and outstanding 8,965,782 shares....          90,000
            Additional paid-in capital...........................      12,202,000
            Accumulated deficit..................................      (7,780,000)
                                                                      -----------
                                                                      $ 4,512,000
                                                                      ===========

- ---------------

(1) Gives effect to the July 3, 1996 sale of Series C Preferred Stock shares (see note 15).

  Common Stock

     During the year ended December 31, 1993, the Company issued 45,000 shares of Common Stock for cash consideration of $3,000.

     During the year ended December 31, 1995, an option holder exercised stock options to purchase 50,000 shares of Common Stock at an exercise price of $0.05 per share.

     During the six months ended June 30, 1996, certain option holders exercised stock options to purchase 1,261,525 shares of Common Stock at exercise prices ranging from $0.08 to $0.14 per share.

     In June 1996, the Board of Directors approved the increase in the authorized number of shares of Common Stock from 10,000,000 to 10,833,334.

     Dividends are payable when, and if, declared by the Board of Directors only after payment of any unpaid dividends to holders of Preferred Stock.

  Stock Warrants

     The Company issued warrants for the purchase of 833,141 shares of Series A Preferred Stock and 933,330 shares of Series A Preferred Stock at exercise prices ranging from $0.35 to $0.70 per share during the years ended December 31, 1994 and 1995, respectively. No value was ascribed to the warrants because management is of the opinion that the impact of any such value is negligible to the accompanying financial statements. No warrants expired or were exercised in the years ended December 31, 1994 and 1995 or during the six months ended June 30, 1996. Warrants for the purchase of 833,141 shares of Series A Preferred Stock were outstanding as of December 31, 1994 and warrants for the purchase of 1,766,471 shares of Series A Preferred Stock were outstanding as of December 31, 1995 and June 30, 1996. The warrants expire on the earlier of five years from the date of issue or the closing of an initial public offering if not exercised.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

     The Company issued warrants for the purchase of 49,644 shares of Common Stock at $1.40 per share during the year ended December 31, 1995 and issued warrants for the purchase of 50,000 shares of Common Stock at an exercise price of $6.00 per share during the six months ended June 30, 1996. The warrants for the number of shares of Common Stock and the related exercise price are subject to adjustments under certain circumstances as described more fully in the warrant agreement. No value was ascribed to the warrants because management is of the opinion that the impact of any such value is negligible to the accompanying financial statements. Warrants for the purchase of 49,644 and 99,644 shares of Common Stock were outstanding as of December 31, 1995 and June 30, 1996, respectively. The warrants for the purchase of 49,644 shares of Common Stock outstanding as of December 31, 1995 expire on the earlier of five years from the date of issue or the closing of an initial public offering if not exercised. The warrants for the purchase of 50,000 shares of Common Stock issued during the six months ended June 30, 1996 expire in April 2002.

(9) STOCK OPTIONS

     The Company has a 1992 Stock Plan and an Amended 1993 Stock Plan in which various options have been issued which allow the option holder to purchase shares of the Company's Common Stock at the fair market value at the date of grant, as determined by the Company's Board of Directors. As of December 31, 1995, the Board of Directors had reserved 1,750,000 shares of Common Stock for issuance under the Amended 1993 Stock Plan. As of June 30, 1996, the Board of Directors approved the increase in the number of shares of Common Stock reserved for issuance under the Amended 1993 Stock Plan to 2,902,000. Stock option activity under the plans is summarized as follows:

                                              YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------   SIX MONTHS ENDED
                                      1993               1994              1995         JUNE 30, 1996
                                ----------------   ----------------   --------------   ----------------
                                                                                         (UNAUDITED)
Balance at beginning of
  period......................            50,000             95,000          821,500        1,846,025
  Granted.....................            45,000            726,500        1,074,525        1,031,715
  Exercised...................                --                 --         (50,000)       (1,261,525)
  Canceled....................                --                 --               --         (103,199)
                                   -------------      -------------      -----------      -----------
Balance at end of period......            95,000            821,500        1,846,025        1,513,016
                                   -------------      -------------      -----------      -----------
Exercisable stock options.....            95,000            821,500        1,213,692        1,266,015
                                   -------------      -------------      -----------      -----------
Price range of options........   $ 0.05 and 0.08    $ 0.05 and 0.08    $ 0.05 - 0.14     $0.08 - 4.50
                                   =============      =============      ===========      ===========

     Options granted vest immediately or over periods as determined by the Company's Board of Directors, generally 4 years. During the six months ended June 30, 1996, the Company issued Common Stock to certain directors who exercised unvested options to purchase 206,250 shares of Common Stock, subject to the terms of their respective stock option agreements. As defined more fully in the stock option agreements, the Company retains the right to purchase such stock at the original exercise price.

     In June 1996, the Company's Board of Directors approved the 1996 Director Option Plan. The Plan provides for the automatic and nondiscretionary grant of nonstatutory stock options to nonemployee directors of the Company who are first elected to the Board after the adoption of the Director Option Plan ("Outside Directors"). A total of 50,000 shares of Common Stock have been reserved for issuance under the Director Option Plan. Each Outside Director elected after the adoption of the Plan will automatically be granted an option to purchase 5,000 shares on the date on which such person first becomes an Outside Director ("First Option") at the fair market value of the Company's Common Stock at the date of grant. Each First Option granted vests ratably over specified periods, approximately four years, subject to continued service as an Outside Director. Thereafter, each Outside Director will be automatically granted an option to purchase 5,000

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

shares on December 1 of each year beginning in 1997, provided he or she shall have served on the Board for at least six months ("Subsequent Option"). Each Subsequent Option shall have an exercise price equal to the fair value of the Company's Common Stock as of the date of grant and shall be exercisable ratably over four years, beginning three years and one month from the date of grant, subject to continued service as an Outside Director.

(10) SIGNIFICANT CUSTOMERS, CONCENTRATION OF CREDIT RISK AND OTHER
CONCENTRATIONS

  Significant Customers

     One customer accounted for 16% of net revenues for the year ended December 31, 1994, and three customers accounted for 19%, 16% and 9% of net revenues for the year ended December 31, 1995, respectively. Five customers accounted for 14%, 14%, 13%, 12% and 11% of net revenues for the six months ended June 30, 1995, respectively, and three customers accounted for 22%, 20% and 11% of net revenues for the six months ended June 30, 1996, respectively.

  Concentration of Credit Risk

     Certain financial instruments potentially subject the Company to credit risk. These financial instruments consist primarily of trade receivables. The Company sells to distributors, resellers and directly to end-users. The Company performs ongoing credit evaluations of its customers and maintains reserves, including reserves to estimate the potential for future product returns. The Company's three major customers in 1995, each of whom accounted for more than 10% of net revenues, represented 41%, 26% and 21%, respectively, of trade accounts receivable, net at December 31, 1995. The Company's three major customers for the six months ended June 30, 1996 represented 32%, 28% and 13%, respectively, of trade accounts receivable, net at June 30, 1996.

  Other Concentrations

     One product line constitutes over 90% of the Company's net revenues for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996. Any technical difficulties or other factors affecting sales of this product line could adversely affect operating results.

     As of June 30, 1996, the Company received approximately 90% of its fulfillment services from one fulfillment firm. A delay in product shipments from this fulfillment company could result in a possible loss of sales, which could adversely affect operating results.

(11) EMPLOYEE BENEFIT PLANS

     On May 1, 1996, the Company adopted a 401(k) Plan. All full-time employees who have reached age 18 and who have been employed for at least 30 days are eligible to participate in the Plan. The Company may make discretionary contributions to the Plan. As of June 30, 1996, the Company had not made any contributions to the Plan.

     On June 26, 1996, the Company's Board of Directors and stockholders approved the 1996 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code. A total of 100,000 shares of Common Stock have been reserved for issuance under the Employee Stock Purchase Plan. Employees are entitled to participate if they satisfy certain criteria, as defined, in the Employee Stock Purchase Plan agreement.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

(12) RELATED PARTY TRANSACTIONS

     In connection with the sale of the Series B Preferred Stock, the Company's founders and the holders of the Series A Preferred Stock and the Series B Preferred Stock entered into a Key Employees' Right of First Refusal, Co-Sale and Voting Agreement ("Voting Agreement"). Pursuant to the Voting Agreement, the Company is obligated to designate certain directors. In addition, in the event a Company founder proposes to sell or transfer any Common Stock, the founder must first offer such securities to the Company at comparable terms and conditions. If the Company does not elect to purchase all of such securities, the Company must provide the holders of the Series A Preferred Stock and Series B Preferred Stock with the right to purchase such securities at the same terms.

     In October 1995, three of the Company's directors each received options to purchase 75,000 shares of the Company's Common Stock. The options have an exercise price equal to the fair market value of the stock at the date of grant and vest over four years from the date of grant, subject to providing continued consulting services to the Company. During the six months ended June 30, 1996, each of the directors exercised such options, including the unvested options, and such shares are subject to repurchase on the same four-year vesting schedule. See Note 9.

     In September 1995, a director of the Company advanced a series of loans to the Company to meet then-existing financial requirements. The loans were converted into Series B Preferred Stock in consideration for the loans to the Company. The director received warrants to purchase 17,857 shares of the Company's Common Stock at an exercise price of $1.40 which expire on the earlier of five years from the date of issue or the closing of an initial public offering.

(13) COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities under operating leases which expire on July 9, 2000. Rent expense for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 aggregated $72,000, $39,000, $79,000, $27,000 and $214,000, respectively. Future minimum lease payments under noncancelable operating leases as of December 31, 1995 are as follows:

                    Year ending December 31,
                         1996................................  $  302,000
                         1997................................     322,000
                         1998................................     341,000
                         1999................................     358,000
                         2000................................     179,000
                                                               ----------
                              Total minimum lease payments...  $1,502,000
                                                                =========

     The Company has entered into employment agreements with Company founders which include terms whereby the founders are to receive full payment of salary and benefits for specified periods, as set forth more fully in the employment agreements, in the event of early termination.

                                CYBERMEDIA, INC.

                 (INFORMATION RELATING TO THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 30, 1996 IS UNAUDITED)

(14) SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

                                                BALANCE AT    CHARGED TO
                                               BEGINNING OF   COSTS AND                  BALANCE AT END
                DESCRIPTION                       PERIOD       EXPENSES    DELETIONS       OF PERIOD
- -------------------------------------------    ------------   ----------   ---------     --------------
Allowance for doubtful accounts
  Year ended:
     December 31, 1993.....................      $     --     $       --   $      --       $       --
     December 31, 1994.....................      $     --     $    3,000   $      --       $    3,000
     December 31, 1995.....................      $  3,000     $   97,000   $      --       $  100,000
  Six months ended:
     June 30, 1996
     (unaudited)...........................      $100,000     $  100,000   $      --       $  200,000
Reserve for sales returns
  Year ended:
     December 31, 1993.....................      $     --     $       --   $      --       $       --
     December 31, 1994.....................      $     --     $    9,000   $      --       $    9,000
     December 31, 1995.....................      $  9,000     $  921,000   $(263,000)(1)   $  667,000
  Six months ended:
     June 30, 1996
     (unaudited)...........................      $667,000     $1,561,000   $(713,000)(1)   $1,515,000

- ---------------

(1) Actual product returns.

(15) SUBSEQUENT EVENTS

     On July 3, 1996, the Company issued 1,666,667 shares of Series C Preferred Stock at a price of $3.00 per share, convertible into approximately 833,333 shares of Common Stock. Each share of Series C Preferred Stock is automatically converted into one-half of a share of Common Stock upon the earlier of the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock, or immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the aggregate gross proceeds exceed $10,000,000 and the price per share is not less than $7.00.

     On July 17, 1996, the Board of Directors approved a one-for-two reverse stock split of the Company's Common Stock. Accordingly, all references to the number of shares authorized, issued and outstanding and per share information for all periods presented have been adjusted to give effect to the aforementioned reverse stock split. The reverse stock split became effective on August 14, 1996.

     On July 23, 1996, the Company filed a lawsuit against a competitor which alleged that the competitor's packaging materials include false and misleading statements about the Company. The competitor has filed counterclaims against the Company alleging the Company's packaging materials include false and misleading statements. Pending trial, the U.S. District Court has granted a preliminary injunction in favor of the Company and against the competitor. The Company believes that it has meritorious defenses to such counterclaims and intends to vigorously defend itself if suit is subsequently filed.

     On August 13, 1996, the Company's Board of Directors approved the increase in the number of shares of Common Stock reserved under the Amended 1993 Stock Plan to 3,902,000.

     The Company is in the process of reincorporating in the State of Delaware. The Company anticipates that the reincorporation will result in an increase in the number of shares of authorized Common Stock to 50,000,000.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary........................    3
Risk Factors..............................    5
The Company...............................   15
Use of Proceeds...........................   15
Dividend Policy...........................   15
Capitalization............................   16
Dilution..................................   17
Selected Financial Data...................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   19
Business..................................   26
Management................................   38
Certain Transactions......................   45
Principal Stockholders....................   48
Description of Capital Stock..............   49
Shares Eligible for Future Sale...........   51
Underwriting..............................   54
Legal Matters.............................   55
Experts...................................   55
Additional Information....................   55
Index to Financial Statements.............   56

                            ------------------------

  UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                            SHARES
                                     [LOGO]
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                               HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                          WESSELS, ARNOLD & HENDERSON
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered hereunder. All of the amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                            AMOUNT TO
                                                                             BE PAID
                                                                            ---------
        SEC Registration Fee..............................................  $  13,087
        NASD Filing Fee...................................................      4,295
        Nasdaq National Market Application Fee............................      *
        Legal Fees and Expenses...........................................      *
        Accounting Fees and Expenses......................................      *
        Director and Officer Insurance....................................      *
        Blue Sky Qualification Fees and Expenses..........................     15,000
        Printing and Engraving Fees and Expenses..........................      *
        Transfer Agent and Registrant Fees................................     10,000
        Miscellaneous.....................................................      *
          Total...........................................................  $   *

- ---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;
(iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or executive officers of the Registrant or as directors or officers of any other Company or enterprise when they are serving in such capacities at the request of the Registrant. The Company will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, the Company's Bylaws or any statute or law. Under the agreements, the Company is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the Company consents to such settlement; (iii) with respect to any proceeding brought by the Company against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Company pursuant to the provisions of sec. 16(b) of the Securities Exchange Act of 1934 and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the Company or its stockholders; (viii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the Company or its stockholders; or (ix) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the 1933 Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years prior to the effective date of this Registration Statement, the Registrant has issued and sold the following unregistered securities:

          1. Since June 30, 1993, the Registrant has sold and issued the following unregistered shares of Preferred Stock:

             (a) The Registrant has sold the following shares of Series A Preferred Stock of the Company: (i) on December 9, 1992, the Registrant sold an aggregate of 1,177,946 shares of Series A Preferred Stock for an aggregate of $412,281.10; (ii) on February 28, 1994, the Registrant sold an aggregate of 843,141 shares of Series A Preferred Stock for an aggregate of $295,000; (iii) on December 21, 1994, the Registrant sold an aggregate of 781,428 shares of Series A Preferred Stock for an aggregate of $275,000 and (iv) on January 13, 1995, the Registrant sold an aggregate of 142,857 shares of Series A Preferred Stock for an aggregate of $50,000.

             (b) On September 29, 1995, the Registrant sold 6,371,429 shares of Series B Preferred Stock for an aggregate purchase price of $4,461,000.

             (c) On July 3, 1996, the Registrant sold 1,666,667 shares of Series C Preferred Stock for an aggregate purchase price of $5,000,001.

          2. On various dates since February 15, 1993, the Registrant has granted options to purchase 2,877,740 shares (net of repurchases) of its Common Stock to employees, directors and consultants at a weighted average exercise price of $0.84 per share pursuant to the Amended 1993 Stock Plan. Additionally pursuant to its 1992 Stock Plan, the Registrant has granted options to purchase 50,000 shares of its Common Stock to a consultant at a weighted average exercise price of $0.05 per share.

          3. On various dates since February 28, 1994, the Registrant has granted warrants to purchase an aggregate of 99,644 shares of its Common Stock and 1,766,471 shares of its Series A Preferred Stock to certain investors at a weighted average exercise price of $3.71 per share and $0.45 per share, respectively.

     The issuances of the securities described in paragraphs 1 and 2 above were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) under the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

        EXHIBITS
        --------
         1.1*        Form of Underwriting Agreement (draft dated             , 1996).
         3.1         Certificate of Incorporation of Registrant, as amended.
         3.2*        Form of Amended and Restated Certificate of Incorporation of Registrant
                     to be filed upon the closing of the offering made under the Registration
                     Statement.
         3.3         Bylaws of Registrant.
         3.5*        Merger Agreement.
         4.1*        Form of Common Stock Certificate.
         5.1*        Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation
        10.1         Form of Indemnification Agreement with directors and officers.
        10.2*        Amended 1993 Stock Plan and form of agreements thereunder.
        10.3         1996 Employee Stock Purchase Plan and form of agreement thereunder.
        10.4         1996 Director Option Plan and form of agreements thereunder.
        10.5         Form of Key Employees' Right of First Refusal, Co-Sale and Voting
                     Agreement dated September 29, 1995 by and among Registrant and certain individuals and entities.
        10.6         Form of Amended and Restated Registration Rights Agreement dated as of
                     June 26, 1996 by and among Registrant and certain individuals and entities.
        10.7         Sublease Agreement dated December 1995 between Century Southwest Cable
                     Television, Inc. and the Registrant.
        10.8         Business Loan Agreement dated April 30, 1996 between Imperial Bank and the Registrant.
        10.9**       Distribution Agreement dated February 28, 1996 between the Registrant and
                     Ingram Micro Inc.
        10.10**      Distribution Agreement dated March 1, 1996 between the Registrant and
                     Navarre Corporation
        10.11**      Distributor Contract dated March 20, 1996 between the Registrant and
                     Micro Central, Inc.
        10.12        Form of Employment Agreements dated March 12, 1995 between the Registrant and the Founders.
        10.13        Loan Agreement dated June 22, 1994 between ICICI and the Registrant.
        10.14*       Form of Agreement dated August 26, 1996 between the Registrant and certain executive officers.
        11.1*        Statement Regarding Computation of Per Share Earnings.
        23.1         Consent of Independent Auditors.
        23.2*        Consent of Counsel (included in Exhibit 5.1).
        24.1         Power of Attorney (See page II-5).
        27.1         Financial Data Schedule.

- ---------------

 * To be supplied by amendment.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission. To be supplied by amendment.

- ---------------

 * To be supplied by amendment.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

     (B) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 29th day of August 1996.

                                          CYBERMEDIA, INC.

                                          By:        /s/ UNNI S., WARRIER
                                                      Unni S. Warrier
                                             President, Chief Executive Officer
                                                 and Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Unni S. Warrier and Jeffrey W. Beaumont, and each one of them, individually and without the other, his or her attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments and any amendments or abbreviated registration statements pursuant to Rule 462(b) increasing the amount of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, in order to effectuate the same as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                TITLE                    DATE
- -----------------------------------------------  ----------------------------  ----------------
                         /s/ UNNI S.              President, Chief Executive     August 29,1996
                    WARRIER                          Officer and Director
                Unni S. Warrier                      (Principal Executive
                                                           Officer)
                       /s/ JEFFREY W.              Chief Financial Officer      August 29, 1996
                   BEAUMONT                        (Principal Financial and
              Jeffrey W. Beaumont                    Accounting Officer)
                             /s/ PAUL                      Director             August 29, 1996
                     DALI
                   Paul Dali
                     PATIL  /s/ SUHAS                      Director             August 29, 1996
                  Suhas Patil
                        /s/ RONALD S.                      Director             August 29, 1996
                    POSNER
               Ronald S. Posner
                           /s/ KANWAL                      Director             August 29, 1996
                     REKHI
                 Kanwal Rekhi
                           /s/ PETER                       Director             August 29, 1996
                    MORRIS
                 Peter Morris
                         /s/ JAMES R.                      Director             August 29, 1996
                    TOLONEN
               James R. Tolonen

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
  EXHIBIT NO.                                  EXHIBIT                               PAGE NUMBER
  -----------    --------------------------------------------------------------------
   1.1*          Form of Underwriting Agreement (draft dated             , 1996).....
   3.1           Certificate of Incorporation of Registrant, as amended..............
   3.2*          Form of Amended and Restated Certificate of Incorporation of
                 Registrant to be filed upon the closing of the offering made under the Registration Statement..........................................
   3.3           Bylaws of Registrant................................................
   3.5*          Merger Agreement....................................................
   4.1*          Form of Common Stock Certificate....................................
   5.1*          Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
                 Corporation
  10.1           Form of Indemnification Agreement with directors and officers.......
  10.2*          Amended 1993 Stock Plan and form of agreements thereunder...........
  10.3           1996 Employee Stock Purchase Plan and form of agreement
                 thereunder..........................................................
  10.4           1996 Director Option Plan and form of agreements thereunder.........
  10.5           Form of Key Employees' Right of First Refusal, Co-Sale and Voting
                 Agreement dated September 29, 1995 by and among Registrant and certain individuals and entities....................................
  10.6           Form of Amended and Restated Registration Rights Agreement dated as of June 26, 1996 by and among Registrant and certain individuals and entities............................................................
  10.7           Sublease Agreement dated December 1995 between Century Southwest
                 Cable Television, Inc. and the Registrant...........................
  10.8           Business Loan Agreement dated April 30, 1996 between Imperial Bank and the Registrant..................................................
  10.9**         Distribution Agreement dated February 28, 1996 between the
                 Registrant and Ingram Micro Inc.....................................
  10.10**        Distribution Agreement dated March 1, 1996 between the Registrant and Navarre Corporation
  10.11**        Distributor Contract dated March 20, 1996 between the Registrant and
                 Micro Central, Inc..................................................
  10.12          Form of Employment Agreements dated March 12, 1995 between the
                 Registrant and the Founders.........................................
  10.13          Loan Agreement dated June 22, 1994 between ICICI and the
                 Registrant..........................................................
  10.14*         Form of Agreement dated August 26, 1996 between the Registrant and certain executive officers..........................................
  11.1*          Statement Regarding Computation of Per Share Earnings...............
  23.1           Consent of Independent Auditors.....................................
  23.2*          Consent of Counsel (included in Exhibit 5.1)........................
  24.1           Power of Attorney (See page II-5)...................................
  27.1           Financial Data Schedule.............................................

- ---------------

 * To be supplied by amendment.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission. To be supplied by amendment.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

The graphic reads "First Aid" across the bottom. At the left of the graphic is a picture of a PC, with the screen showing a first aid cross and central processing unit ("CPU") with an arrow to the World Wide Web (picture of continents on a spider web). The caption under the PC reads "1. First Aid detects, diagnoses and resolves over 10,000 potential combinations of problems using a local knowledge base of general and system-specific information, supporting a wide range of software applications, multimedia cards, modems, video cards and networks." The caption under the World Wide Web reads "2. Users can update this knowledge base as needed by connecting to a larger and regularly updated knowledge base at CyberMedia's HelpCentral Internet site." There is an arrow pointing from the World Wide Web to a CPU. The caption under the CPU reads "3. The HelpCentral knowledge base is kept up-to-date by CyberMedia and through partnerships with hardware and software vendors."

Page 31

The graphic reads "Oil Change" across the bottom. At the left of the graphic is a picture of a PC, with an arrow pointing to the World Wide Web. The caption under the PC reads "1. Oil Change examines a users PC and develops a profile of applications and hardware device drivers." The caption under the World Wide Web reads "2. Oil Change checks the knowledge base at CyberMedia's HelpCentral Internet site to see what applicable updates or patches are available." There is an arrow pointing from the World Wide Web to a CPU next to a PC. The caption under the PC reads "3. Oil Change displays a list of available updates and patches to the user and gives them the option to select the update they want." The PC has an arrow pointing to a PC with a mouse. The caption under the PC reads "4. Oil Change automatically retrieves and installs selected updates and patches."

Page 32

The graphic reads "Technology" across the top. At the left of the graphic is a PC with the heading "Agent" directly under the PC and a caption that reads "1. Agents detect and solve a wide range of problems locally on a PC." There is an arrow pointing from the PC to a World Wide Web with the heading "Internet" directly under the Web and the caption "2. Agents use the Internet to access HelpCentral, a centralized up-to-date knowledge base, to solve additional problems." There is an arrow pointing from the World Wide Web to a CPU. The heading above the CPU reads "CyberScript" and the heading below the CPU reads "HelpCentral." The caption under the CPU reads "3. HelpCentral is kept up-to-date through partnerships with CyberMedia and hardware and software vendors using CyberScript, a powerful scripting language."